As confidentially submitted to the Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on December 3, 2021. This draft registration statement has not been publicly filed with the SEC and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

 Sharps Technology Inc.

 (Exact name of registrant as specified in its charter)

Wyoming	3841	82-3751728
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Sharps Technology Inc.
105 Maxess Road, Ste. 124

Melville, New York 11747
(631) 574 -4436
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert M. Hayes
Chief Executive Officer
Sharps Technology Inc.

105 Maxess Road, Ste. 124
Melville, New York 11747
(631) 574 -4436

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Arthur Marcus, Esq. Jeff Cahlon, Esq. Sichenzia Ross Ference LLP. 1185 Avenue of the Americas New York, NY 10036 (212) 930-9700	Anthony W. Basch, Esq. J. Britton Williston, Esq. Kaufman & Canoles, P.C. Two James Center, 14th Floor 1021 East Cary Street Richmond, Virginia 23219 (804) 771-5700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)		Amount of Registration Fee
Units (3)		$(4)	$
Common Stock, par value $0.0001 per share, included in the Units		(5)
Warrants to purchase Common Stock (6)		(5)
Common Stock underlying Warrants	$
Representative’s Warrants(7)			$
Common Stock issuable upon exercise of Representative’s Warrants(2)(8)
Total Registration Fee	$		$

(1)	Calculated pursuant to Rule 457(o) on the basis of the maximum aggregate offering price of all of the securities to be registered.

(2)	Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.

(3)	Each unit consists of one share of common stock and one warrant exercisable for one share of common stock.

(4)	Includes shares of common stock and/or warrants representing 15% of the number of shares of common stock and warrants included in the Units offered to the public that the underwriters have the option to purchase to cover over-allotments, if any.

(5)	Included in the price of the Units. No separate registration fee required pursuant to Rule 457(g) under the Securities Act of 1933, as amended.

(6)	The warrants are exercisable at a price per share equal to 125% of the Unit offering price.

(7)	No fee required pursuant to Rule 457(g).

(8)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. We have agreed to issue to the representative of the underwriters warrants to purchase the number of shares of our common stock (the “Representative’s Warrants”) in the aggregate equal to 10% of the shares of our common stock to be issued and sold in this offering (excluding shares issuable upon exercise of the over-allotment option described herein). The Representative’s Warrants are exercisable for a price per share equal to 125% of the public offering price. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g), the proposed maximum aggregate offering price of the Representative’s Warrants is $ , which is equal to 125% of $ (10% of $ ).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	, 2021

              Units

This is the initial public offering of shares of common stock and warrants to purchase shares of common stock of Sharps Technology Inc. We are offering            units, each unit consisting of one share of common stock, par value $0.0001, and one warrant to purchase one share of common stock, in a firm commitment underwritten offering. The warrants included within the units will be exercisable immediately, have an exercise price per share of common stock of $              , equal to 125% of the public offering price of one unit, and will expire five years from the date of issuance. The warrants will be redeemable by the Company at a price of $                 per warrant at any time subject to the condition that the Company’s common stock has traded for thirty consecutive trading days at a price equal to at least 200% of the exercise price with an minimum daily trading volume of at least $6 million during such thirty day period. The shares of common stock and warrants that are part of the units are immediately separable and will be issued separately in this offering. The offering also includes the shares of common stock issuable from time to time upon exercise of the warrants.

Prior to this offering, there was no public market for our common stock or warrants. We currently estimate that the initial public offering price per unit will be between $             and $       .. We intend to apply to list our shares of common stock [and warrants] for trading on the Nasdaq Capital Market, subject to official notice of issuance, under the symbols “SHRP” [and “             “], respectively. Completion of this offering is contingent on the approval of our listing application for trading of our common stock [and warrants] on the Nasdaq Capital Market.

We will complete a reverse split of our common stock prior to completion of this offering at a ratio (which we anticipate will be between 1-for-2 and 1-for-4) that will be determined prior to this offering. All share numbers in this registration statement will be adjusted to give effect to this reverse split, except in the financial statements or as otherwise indicated.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

		Per Unit		Total
Initial public offering price	$		$
Underwriting discounts and commissions(1)	$		$
Proceeds, before expenses, to us	$		$

(1)	Does not include a non-accountable expense allowance equal to 1% of the public offering price. See “Underwriting” for a description of compensation payable to the underwriters.

We have granted to the underwriters an option to purchase up to                additional shares of common stock and/or                 warrants (equal to 15% of the shares and warrants sold in the offering) to cover overallotments, if any, exercisable at any time until 45 days after the date of this prospectus.

The underwriters expect to deliver the shares of common stock and warrants to purchasers in the offering on or about                 , 2022.

Aegis Capital Corp.

The date of this prospectus is                , 2021

You should rely only on the information contained in this prospectus or in any free writing prospectuses or amendments thereto that we may provide to you in connection with this offering. Neither we nor any of the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or in any such free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We can provide no assurance as to the reliability of any other information that others may give to you. The information in this prospectus is accurate only as of the date on the front cover of this prospectus, and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of such free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates. Neither we nor any of the underwriters are making an offer to sell or seeking offers to buy these securities in any jurisdiction where or to any person to whom the offer or sale is not permitted.

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GENERAL MATTERS

Unless otherwise indicated, all references to “dollars,” “US$,” or “$” in this prospectus are to United States dollars.

This prospectus contains various company names, product names, trade names, trademarks and service marks, all of which are the properties of their respective owners.

Unless otherwise indicated or the context otherwise requires, all information in this prospectus assumes no exercise of the over-allotment option.

Unless otherwise indicated, all references to “GAAP” in this prospectus are to United States generally accepted accounting principles.

Information contained on our websites, including sharpstechnology.com, shall not be deemed to be part of this prospectus or incorporated herein by reference and should not be relied upon by prospective investors for the purposes of determining whether to purchase the units offered hereunder.

Through and including             , 2022 all dealers effecting transactions in our securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter with respect to an unsold allotment or subscription.

For investors outside the United States, neither we nor any of our agents have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourself about and to observe any restrictions relating to this offering and the distribution of this prospectus.

USE OF MARKET AND INDUSTRY DATA

This prospectus includes market and industry data that has been obtained from third party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge of and experience in the industries in which we operate (including our management’s estimates and assumptions relating to those industries based on that knowledge). Management’s knowledge of such industries has been developed through its experience and participation in those industries. Although our management believes such information to be reliable, neither we nor our management have independently verified any of the data from third party sources referred to in this prospectus or ascertained the underlying economic assumptions relied upon by such sources. In addition, the underwriters have not independently verified any of the industry data prepared by management or ascertained the underlying estimates and assumptions relied upon by management. Furthermore, references in this prospectus to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. The information in any such publication, report survey or article is not incorporated by reference in this prospectus.

TRADEMARKS

We own or have rights to various trademarks, service marks and/or trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “the Company,” “Sharps,” ‘Sharps Technology,” “we,” “us” and “our” in this prospectus refer to Sharps Technology Inc.

Company Overview

Sharps Technology Inc. is a medical device company that has designed and patented various safety syringes which we are seeking to commercialize.

Our safety syringes products, which we refer to as the Sharps Provensa™, are ultra-low waste and have passive safety features, which we believe will provide us a competitive advantage over other syringes. Sharps Provensa is a patented and FDA-cleared safety syringe addressing the important needs of the global healthcare market.

We have not generated sales to date. To commence receiving and fulfilling orders for our Sharps Provensa, we will need to build inventory, which will require that we purchase certain additional equipment, including molding machines and molds, to increase our production capacity to match that of our automated assembly line.

We anticipate that we will commence receiving orders for and producing commercial quantities of our Sharps Provensa upon and subject to successful completion of this offering.

Market Opportunity

According to Infinium Global Research, in 2019, the global market for smart syringes was estimated at $7 billion and is projected to increase to $14 billion by 2026.

The World Health Organization, or WHO, has forecast a shortfall of 1-2 billion syringes in the next 2 years.

There is increased demand for low waste space syringes. This is being driven by low dose vaccines, including Covid-19. All of our product designs include Ultra – Low Waste Space and are auto disabled. Auto disabled features are required by the WHO, in order to prevent the improper reuse of the needle and syringe.

Our proprietary automated assembly line allows us to have fast scaling of production. Each automated assembly line is designed to produce 75 million units per year.

We have expanded the product line for our Sharps Provensa smart safety syringes to facilitate the use of fine needles (e.g. injectable cosmetics, local anesthetics, and the ethical self injecting market) with safety features on demand. These new designs can be used by the pharmaceutical and related industries as a pre-fillable syringe.

Corporate Information

The Company was incorporated in the State of Wyoming on December 16, 2017. Our principal business address is 105 Maxess Road, Melville, New York 11747. We maintain our corporate website at sharpstechnology.com. The reference to our website is an inactive textual reference only. The information that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our securities.

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THE OFFERING

Securities offered by us:	units, each consisting of one share of common stock and one warrant exercisable for one share of common stock. The shares of common stock and warrants that are part of the units are immediately separable and will be issued separately in this offering. The warrants included within the units are exercisable immediately, have an exercise price of $ per share, equal to 125% of the public offering price of one unit, and expire five years after the date of issuance. The warrants will be redeemable by the Company at a price of $ per warrant at any time subject to the condition that the Company’s common stock has traded for thirty consecutive trading days at a price equal to at least 200% of the exercise price with an minimum daily trading volume of at least $6 million during such thirty day period.

Public offering price	$ per unit.

Over-allotment option	We have granted the underwriters a 45-day option to purchase up to additional shares of common stock and/or warrants to purchase up to additional shares of common stock (equal to 15% of the common stock and warrants included in the units sold in the offering) in any combination thereof, solely to cover over-allotments, if any. The purchase price to be paid per additional share of common stock shall be equal to the public offering price of one unit, less the underwriting discount, and the purchase price to be paid per additional warrant shall be $ .

Common stock outstanding before the offering(1)	shares of common stock.

Common stock to be outstanding after the offering(2)	shares of common stock. If the underwriter’s over-allotment option is exercised in full, the total number of shares of common stock outstanding immediately after this offering would be .

Use of proceeds	We intend to use the net proceeds of this offering for the purchase of the assets or shares of Safegard Medical (Hungary) Kft (“Safegard”) (see “Business”), to make the remaining payments for the purchase of our automated assembly line, the purchase of molding machines, molds, an additional automated assembly line, raw materials, and working capital. See “Use of Proceeds.”

Risk factors	Investing in our securities is highly speculative and involves a high degree of risk. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 8 before deciding to invest in our securities.

Proposed Nasdaq trading symbol	We intend to apply to list our common stock [and warrants] on the Nasdaq Capital Market under the symbol[s] “SHRP” [and “ “] . This offering will not be consummated until we have received Nasdaq Capital Market approval of our application.

Lock-ups	We and our directors and executive officers and holders of 10% or more of our outstanding common stock, will agree with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into common stock for a period of 180 days after the date of this prospectus. See “Underwriting.”

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(1)	Based on shares of common stock outstanding on , 2021 and excludes:

	●	shares of common stock issuable upon exercise of options with a weighted average exercise price of $ ;

	●	shares of common stock issuable upon exercise of warrants that will be issued to investors and the designees of the representative in this offering; and

	●	1 outstanding share of Series A Preferred Stock, which is not convertible into common stock.

(2)	Based on assumed public offering price of $ per unit .(the midpoint of the price range listed on the cover page of this prospectus).

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to             additional shares of common stock and/or             warrants to cover over-allotments, if any.

Emerging Growth Company under the JOBS Act

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we have elected to take advantage of reduced reporting requirements and are relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

●	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	we are exempt from the requirement to obtain an attestation and report from our auditors on whether we maintained effective internal control over financial reporting under the Sarbanes-Oxley Act;

●	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

●	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions until December 31, 2027 (the last day of the fiscal year following the fifth anniversary of our initial public offering) if we continue to be an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected to provide two years of audited financial statements. Additionally, we have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our summary financial data and should be read together with our audited financial statements and accompanying notes and information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The summary financial data for the six months ended June 30, 2021 and 2020 and as of June 30, 2021 are unaudited and include all normal adjustments necessary for a fair presentation of the Company’s financial position at June 30, 2021, and its results of operations for the period then ended. These unaudited financial statements should be read in conjunction with the audited financial statements for the years ended December 31, 2020 and 2019, which are included elsewhere in this prospectus. Our financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles (“GAAP”). Our historical results are not necessarily indicative of our future results.

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Balance Sheet Data

	June 30,	December 31,	December 31,
	2021	2020	2019
Assets
Total current assets	$529,359	$1,840,203	$635,501
Total assets	$2,976,236	$2,232,068	$661,405
Liabilities and Stockholders’ Equity
Total current liabilities	$116,746	$101,245	$100,486
Total stockholders’ equity	2,859,490	2,130,823	560,919
Total liabilities and stockholders’ equity	$2,976,236	$2,232,068	$661,405

Statement of Operations Data

	For the Six Months Ended		For the Years Ended
	June 30,		December 31,
	2021	2020	2020	2019
Revenue	$-	$-	$-	$
Total operating expenses	1,726,027	865,081	2,333,426	2,059,113
Loss from operations	(1,726,027)	(865,081)	(2,333,426)	(2,059,113)
Other income (expense)	692	1,689	(6,868)	3,597
Net loss	$(1,725,335)	$(863,392)	$(2,340,294)	$(2,055,516)

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, before making a decision to invest in our securities. Our business, financial condition, results of operations and prospects could be adversely affected by these risks. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Technology, Business, and Industry

We are an early-stage company with a history of losses.

We incurred net losses of $1,725,335 and $863,392 for the six months ended June 30, 2021 and 2020, respectively, and $2,340,294 and $2,055,516 for the years ended December 31, 2020, and 2019, respectively. We have not generated any revenue to date, and we had accumulated deficit of $7,728,628 as of June 30, 2021. We have developed our Sharps Provensa product line but there can be no assurance that it will be commercially successful. Our potential profitability is dependent upon a number of factors, many of which are beyond our control. If we are unable to achieve and sustain profitability, the value of our business and common stock may significantly decrease.

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We have a limited operating history and we may not succeed.

We have a limited operating history, and we may not succeed. We have not yet commercialized our Sharps Provensa product line. You should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies that, like us, are in their early stages. For example, unanticipated expenses, problems, and technical difficulties may occur and they may result in material challenges to our business. We may not be able to successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, such failure could have a material adverse effect on our business, financial conditions and results of operation. We may never generate significant revenues or achieve profitability.

We may not succeed in commercializing Sharps Provensa or any future product.

We may face difficulties or delays in the commercialization of Sharps Provensa or any future products, which could result in our inability to timely offer products or services that satisfy the market. We may, for example, encounter difficulties due to:

●	our inability to adequately market our products;
●	our inability to effectively scale manufacturing as needed to maintain an adequate commercial supply of our products;
●	our inability to attract and retain skilled support team, marketing staff and sales force necessary to increase the market for our products and to maintain market acceptance for our products; and
●	the difficulty of establishing brand recognition and loyalty for our products.

We may encounter significant competition and may not be able to successfully compete.

There are many medical device companies offering safety syringes, and more competitors are likely to arrive. Some of our competitors have considerably more financial resources than us. As a result, we may not be able to successfully compete in our market, which could result in our failure to successfully commercialize Sharps Provensa, or otherwise fail to successfully compete. We anticipate that our major domestic competitors will include Retractable Technologies, Inc., Becton, Dickinson & Company, Medtronic Minimally Invasive Therapies, Terumo Medical Corp., Smiths Medical, and B Braun. There can be no assurances that we will be able to compete successfully in this environment.

We are vulnerable to new technologies.

Because we have a narrow focus on particular product lines and technology (currently, safety needle products), we are vulnerable to the development of superior or similar competing products and to changes in technology which could eliminate or reduce the need for our products. If a superior or similar technology is created, the demand for our products could be adversely affected.

We are subject to product liability risk.

As a manufacturer and provider of safety needle products, we will face an inherent business risk of exposure to product liability claims. Additionally, our success will depend on the quality, reliability, and safety of our products and defects in our products could damage our reputation. If a product liability claim is made and damages are in excess of our product liability coverage (which is currently $5 million, and which we may increase as we commence and increase sales of our products), our competitive position could be weakened by the amount of money we could be required to pay to compensate those injured by our products. In the event of a recall, we have recall insurance.

Our business may be affected by changes in the health care regulatory environment.

In the U.S. and internationally, government authorities may enact changes in regulatory requirements, reform existing reimbursement programs, and/or make changes to patient access to health care, all of which could adversely affect the demand for our products and/or put downward pressure on our prices. Future healthcare rulemaking could affect our business. We cannot predict the timing or impact of any future rulemaking or changes in the law.

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The approval process for medical device products outside the United States varies among countries and may limit our ability to develop, manufacture and sell our products internationally. Failure to obtain marketing and regulatory approval in international jurisdictions would prevent our products from being marketed abroad.

In order to market and sell our Sharps Provensa product line and any additional medical device products we may develop in the future in the European Union and many other jurisdictions, we, and our collaborators, must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. We have not yet received approval or clearance to sell our products in any jurisdiction outside the United States. The approval procedure varies among countries and may involve additional testing. We may conduct clinical trials for, and seek regulatory approval to market, our product candidates in countries other than the United States. If we or our collaborators seek marketing approval for a product candidate outside the United States, we will be subject to the regulatory requirements of health authorities in each country in which we seek approval. With respect to marketing authorizations in Europe, we will be required to submit a European Marketing Authorisation Application, or MAA, to the European Medicines Agency, or EMA, which conducts a validation and scientific approval process in evaluating a product for safety and efficacy. The approval procedure varies among regions and countries and may involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval or clearance. In addition, marketing approval or clearance by the FDA does not ensure approval or clearance by the health authorities of any other country.

Ongoing regulation of our products may limit how we market our products, which could materially impair our ability to generate revenue.

Approval or clearance of a medical device product may carry conditions that limit the market for the product or put the product at a competitive disadvantage relative to alternative products. For instance, a regulatory approval or clearance may limit the indicated uses for which we can market a product or the patient population that may utilize the product. These restrictions could make it more difficult to market any product effectively. Accordingly we expect to continue to expend time, money and effort in all areas of regulatory compliance.

We are dependent on our management, without whose services our business operations could cease.

At this time, our management is wholly responsible for the development and execution of our business plan. If our management should choose to leave us for any reason before we have hired additional personnel, our operations may fail. Even if we are able to find additional personnel, it is uncertain whether we could find qualified management who could develop our business along the lines described herein or who would be willing to work for compensation the Company could afford. Without such management, the Company could be forced to cease operations and investors in our common stock or other securities could lose their entire investment.

We may not be able to raise capital as needed to develop our products or maintain our operations.

We expect that we will need to raise additional funds to execute our business plan and expand our operations. Additional financing may not be available to us on favorable terms, or at all. If we cannot raise needed funds on acceptable terms, the Company’s business and prospects may be materially adversely affected.

Health care crises could have an adverse effect on our business.

Particularly during 2020, several states and local jurisdictions imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Although the manufacturing facility we operate has continued to operate during the 2020-2021 COVID-19 pandemic due to its status as an essential business, we continue to monitor the evolving situation and cannot guarantee that the situation would be the same for any future pandemic. In the future, we may elect or be required to close temporarily which would result in a disruption in our activities and operations. Our supply chain, including transportation channels, may be impacted by any such restrictions as well. Any such disruption could impact our sales and operating results.

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Widespread health crises also negatively affect economies which could affect demand for our products. While we plan to market our Sharps Provensa product lines for use for injecting medicines as well as Covid-19 and other vaccines, in the event of a resurgence of COVID-19 or in the case of any future pandemic, there is no guarantee that revenues from syringes needed for vaccines would offset the effects to our business in a global economic decline.

Health systems and other healthcare providers in our markets that provide procedures that may use our products have suffered financially and operationally and may not be able to return to pre-pandemic levels of operations. Travel and import restrictions may also disrupt our ability to manufacture or distribute our devices. Any import or export or other cargo restrictions related to our products or the raw materials used to manufacture our products could restrict our ability to manufacture and ship products and harm our business, financial condition, and results of operations.

Our key personnel and other employees could still be affected by COVID-19 or any future pandemic, which could affect our ability to operate efficiently.

Our business may be adversely affected by uncertainties in obtaining and enforcing intellectual property rights.

We believe our main competitive strength is our technology, including patent protection and trade secrets relating to the manufacture and design of our products. We are dependent on patent rights to prevent unlawful copying of our products, and if the patent rights are invalidated or circumvented, our business would be adversely affected. We consider patent protection to be of material importance in the design, development, and marketing of our products.

Our patent pending applications may not issue as patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We have 3 issued patents and 2 pending patent applications. We cannot be certain that we are the first inventor of the subject matter to which we have filed a particular patent application, or if we are the first party to file such a patent application. If another party has filed a patent application to the same subject matter as we have, we may not be entitled to the protection sought by the patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will be broad enough to protect our proprietary rights or otherwise afford protection against competitors with similar technology. In addition, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Our competitors may challenge or seek to invalidate our issued patents, or design around our issued patents, which may adversely affect our business, prospects, financial condition or operating results. Also, the costs associated with enforcing patents, confidentiality and invention agreements, or other intellectual property rights may make aggressive enforcement impracticable.

Illegal distribution and sale by third parties of counterfeit versions of our products could have a negative impact on us.

Third parties may illegally distribute and sell counterfeit versions of our products which do not meet our rigorous manufacturing and testing standards. Our reputation and business could suffer harm as a result.

Risks Related to This Offering and Our Securities

The offering price for the units may not be indicative of their fair market value.

The offering price for the units was determined in the context of negotiations between us and the underwriters. Accordingly, the offering price may not be indicative of the true fair market value of the Company or the fair market value of our common stock and warrants. We are making no representations that the offering price of our units under this prospectus bears any relationship to our assets, book value, net worth or any other recognized criteria of our value.

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No public market for our common stock or warrants currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock or warrants. Although we intend to apply to list our common stock [and warrants] on the Nasdaq Capital Market, an active public trading market for our common stock and warrants may not develop following the completion of this offering or, if developed, it may not be sustained. The lack of an active market may impair your ability to sell your securities at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your securities. An inactive market for our common stock may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our shares will be subject to potential delisting if we do not maintain the listing requirements of the Nasdaq Capital Market.

This offering constitutes our initial public offering of our shares. No public market for these shares currently exists. We intend to apply to list the shares of our common stock on the Nasdaq Capital Market, or Nasdaq. An approval of our listing application by Nasdaq will be subject to, among other things, our fulfilling all of the listing requirements of Nasdaq.

In addition, Nasdaq has rules for continued listing, including, without limitation, minimum market capitalization and other requirements. Failure to maintain our listing, or de-listing from Nasdaq, would make it more difficult for shareholders to dispose of our common stock and more difficult to obtain accurate price quotations on our common stock. This could have an adverse effect on the price of our common stock. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our common stock is not traded on a national securities exchange.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Capital Market, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.” We have not yet commenced the costly and time-consuming process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able to complete our evaluation, testing and any required remediation in a timely fashion once initiated. Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

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Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Future sales of our common stock in the public market could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Some of our existing equity holders have substantial unrecognized gains on the value of the equity they hold based upon the price of this offering, and therefore, they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our common stock.

Our stock price may be volatile, and the value of our common stock may decline.

We cannot predict the prices at which our common stock will trade. The initial public offering price of our units will be determined by negotiations between us and the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business and prospects, and the market price of our common stock following this offering may fluctuate substantially and may be lower than the initial public offering price. In addition, the trading price of our common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock as you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:

●	actual or anticipated fluctuations in our financial condition or results of operations;

●	variance in our financial performance from expectations of securities analysts;

●	changes in our projected operating and financial results;

●	changes in laws or regulations applicable to our products;

●	announcements by us or our competitors of significant business developments, acquisitions or new products;

●	sales of shares of our common stock by us or our shareholders, as well as the anticipation of lock-up releases;

●	our involvement in litigation;

●	future sales of our common stock by us or our stockholders,;

●	changes in senior management or key personnel;

●	the trading volume of our common stock;

●	changes in the anticipated future size and growth rate of our market;

●	general economic and market conditions; and

●	other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to these events.

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Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of our common stock. In the past, companies who have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our common stock could decline.

The market price and trading volume of our common stock following the completion of this offering will be heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price could be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our common stock.

Management will have broad discretion as to the use of the proceeds from this offering and may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that may not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline.

We do not intend to pay dividends on our common stock for the foreseeable future.

We have paid no dividends on our common stock to date and we do not anticipate paying any dividends to holders of our common stock in the foreseeable future. While our future dividend policy will be based on the operating results and capital needs of the business, we currently anticipate that we will retain any earnings to finance our future expansion and for the implementation of our business plan. Investors should take note of the fact that a lack of a dividend can further affect the market value of our common stock and could significantly affect the value of any investment in the Company.

Our articles of incorporation allow for our board to create new series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock.

Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our board of directors has the authority to issue up to 50,000 shares of our preferred stock without further stockholder approval. 1 share of preferred stock is designated Series A Preferred Stock and is outstanding. Our board of directors could authorize the creation of additional series of preferred stock that would grant to holders of preferred stock the right to our assets upon liquidation, or the right to receive dividend payments before dividends are distributed to the holders of common stock. In addition, subject to the rules of any securities exchange on which our stock is then listed, our board of directors could authorize the creation of additional series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.

The holder of our Series A Preferred Stock will have 25% of the voting power of our stockholders and will have certain senior rights upon sale of our Company under certain conditions.

There is 1 share of Series A Preferred Stock issued and outstanding, which is held by our co-chairman and chief operating officer, Alan Blackman. Prior to completion of this offering, we intend to amend the terms of the Series A Preferred Stock (which currently provides the holder with 51% of the voting power of our stockholders for the election of directors) such that, under the amended and restated certificate of designation of Series A Preferred Stock that will be in effect upon completion of this offering, the Series A Preferred Stock will entitle the holder to 25% of the voting power of the Company’s stockholders only as it relates to the elections of directors. As a result, Mr. Blackman will be able to exert substantial influence over the election of directors to the Board.

Further, the Series A Preferred Stock, as in effect upon completion of this offering, will provide that in the event the Company is sold during the two year period following completion of this offering at a price per share of more than 500% of the initial offering price per unit in this offering, the Series A Preferred Stock will entitle the holder to 10% of the total purchase price. This may reduce the value of our common stock, as other holders, in the event of such an acquisition, will be entitled to a lower price per share than they would otherwise receive.

Our executive officers, directors and principal stockholders, if they choose to act together, have the ability and will continue to have the ability to control or significantly influence all matters submitted to stockholders for approval.

Our executive officers, directors and principal stockholders in the aggregate, beneficially own approximately % of our common stock and will continue to own approximately % of our outstanding common stock upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares). Such persons acting together, will have the ability to control or significantly influence all matters submitted to our stockholders for approval, as well as our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

The warrants are speculative in nature.

The warrants will be exercisable for five years from the date of initial issuance at an initial exercise price equal to 125% of the public offering price per unit set forth on the cover page of this prospectus. There can be no assurance that the market price of the common stock will ever equal or exceed the exercise price of the warrants. In the event that our common stock price does not exceed the exercise price of the warrants during the period when the warrants are exercisable, a holder of warrants may be unable to profit from exercising such warrants before they expire.

The warrants will be subject to a right of redemption by the Company under certain conditions.

The warrants will be redeemable by the Company at a price of $             per warrant at any time subject to the condition that the Company’s common stock has traded for thirty consecutive trading days at a price equal to at least 200% of the exercise price with an minimum daily trading volume of at least $6 million during such thirty day period. This right of redemption may reduce the value of the warrants because such redemption, if it occurs, will result in the holders no longer having the opportunity to benefit from further increases in the price of our common stock.

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Except as otherwise provided in the warrants, the warrants do not entitle the holder to any rights as common stockholders until the holder exercises the warrant for a share of our common stock.

Until you acquire shares upon exercise of your warrants, the warrants will not provide you any rights as a common stockholder, such as voting rights, except as otherwise provided in the warrants. Upon exercise of your warrants, you will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

Additional stock offerings in the future may dilute then-existing shareholders’ percentage ownership of the Company.

Given our plans and expectations that we will need additional capital and personnel, we anticipate that we will need to issue additional shares of common stock or securities convertible or exercisable for shares of common stock, including convertible preferred stock, convertible notes, stock options or warrants. The issuance of additional securities in the future will dilute the percentage ownership of then current stockholders.

You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering.

The initial public offering price of our units (without assigning any value to the warrants) is substantially higher than the net tangible book value per share of our common stock immediately after this offering. If you purchase shares of our common stock in this offering, your shares will experience immediate dilution of $___ per share, or $___ per share if the underwriters exercise their over-allotment option in full, representing the difference between our net tangible book value per share after giving effect to the sale of common stock in this offering and an assumed initial public offering price of $         per unit, the midpoint of the estimated price range set forth on the cover page of this prospectus. See the section titled “Dilution.”

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging-growth company,” as defined in the JOBS Act, and we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements will not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging-growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.

We cannot predict if investors will find our common stock less attractive as a result of choosing to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations will not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains, in addition to historical information, forward-looking statements. These statements are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Business.” Forward-looking statements include statements concerning:

●	our possible or assumed future results of operations;

●	our business strategies;

●	our ability to attract and retain customers;

●	our ability to sell products to customers;

●	our cash needs and financing plans;

●	our competitive position;

●	our industry environment;

●	our potential growth opportunities;

●	the effects of future regulation; and

●	the effects of competition.

All statements in this prospectus that are not historical facts are forward-looking statements. We may, in some cases, use terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes to identify forward-looking statements.

The outcome of the events described in these forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These important factors include our financial performance and the other important factors we discuss in greater detail in “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as applying to all related forward-looking statements wherever they appear in this prospectus. Given these factors, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date on which the statements are made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we currently expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             (or approximately $             if the underwriters’ option to purchase additional shares and/or warrants is exercised in full) based on an assumed initial public offering price of $         per unit, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per unit would increase (decrease) the net proceeds to us from this offering by approximately $             , assuming the number of units offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million units in the number of units offered by us would increase (decrease) the net proceeds to us from this offering by approximately $            , assuming the assumed initial public offering price of $          per unit remains the same.

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We currently anticipate that we will use the net proceeds from this offering as follows:

●	approximately $2,500,000 for the purchase of the assets of Safegard, a dormant syringe manufacturer in Hungary;

●	approximately $3,200,000 for the purchase of additional molds and molding machines to add planned capacity;

●	approximately $400,000 for remaining payments on our initial automated assembly line and $1,750,000 for the purchase of an additional automated assembly line to add planned capacity;

●	approximately $500,000 for the purchase of raw materials; and

●	the balance for working capital.

We cannot specify with certainty all of the particular uses for the remaining net proceeds to us from this offering. We will have broad discretion over how we use the net proceeds from this offering. Pending the use of the proceeds from this offering as described above, we intend to invest the net proceeds from the offering that are not used as described above in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future.

Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. In addition, our ability to pay dividends may be restricted by any agreements we may enter into in the future.

CAPITALIZATION

The following table sets forth our cash and our capitalization as of June 30, 2021 on:

●	an actual basis; and

●	on an adjusted basis to give effect to the sale by us of units in this offering, at the assumed public offering price of $ per unit, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements for the period ended June 30, 2021, and the related notes thereto, included in this prospectus.

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	As of June 30, 2021
	Actual	As adjusted
Cash	$479,359	$
Total liabilities	116,746
Stockholders’ equity:
Preferred Stock, $0.0001 par value: 50,000 shares authorized, 1 share issued and outstanding	-
Common Stock, $0.0001 par value: 50,000,000 shares authorized; shares issued and outstanding, actual; 17,169,500 shares issued and outstanding, as adjusted	1,718
Additional paid-in capital	10,586,400
Accumulated deficit	(7,728,628)
Total stockholders’ equity	$2,859,490

If the underwriters exercise their option to purchase additional shares and/or warrants in full, as adjusted cash, common stock, additional paid-in capital, total stockholders’ equity, total capitalization and shares of common stock outstanding as of June 30, 2021 would be $              , $               , $                 , $                     and                 shares, respectively.

DILUTION

If you invest in our units in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per unit (without assigning any value to the warrants) and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value as of June 30, 2021 was $              , or $              per share. Net tangible book value per share represents our total net tangible assets (which were total assets of $              less intangible assets of $              , less our total liabilities of $                , at June 30, 2021) divided by the number of shares of outstanding common stock of                 shares.

After giving effect to receipt of the net proceeds from our sale of units in this offering, at an assumed initial public offering price of $              per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been approximately $           or $              per share. This amount represents an immediate increase in as adjusted net tangible book value of $            per share to our existing stockholders and an immediate dilution of $            per share to new investors participating in this offering.

We determine dilution per share to investors participating in this offering by subtracting as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by investors participating in this offering. The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per unit	$
Net tangible book value per share as of June 30, 2021	$
Increase per share to existing stockholders attributable to investors in this offering	$
As adjusted net tangible book value per share, to give effect to this offering	$
Dilution in pro forma net tangible book value per share to new investors in this offering	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $               per unit would increase (decrease) the net proceeds to us by approximately $                     , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.

The as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price, number of units and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase additional shares of common stock and warrants in this offering in full at the assumed initial public offering price of $                     per unit and assuming the number of units offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, the as adjusted net tangible book value would be approximately $             per share, and the dilution in as adjusted net tangible book value per share to investors in this offering would be approximately $              per share.

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The table below summarizes as of June 30, 2021, on an adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors purchasing shares in this offering at an assumed initial public offering price of $        per unit, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration			Average Price Per
	Number	Percent		Amount	Percent		Share
Existing stockholders			%	$		%	$
New investors			%	$		%	$
Total		100.0%		$	100.0%		$

In addition, if the underwriters exercise their option to purchase additional shares of common stock and warrants in full, the percentage of shares held by existing stockholders will be reduced to                    % of the total number of shares of common stock to be outstanding upon the closing of this offering, and the number of shares of common stock held by new investors participating in this offering will be further increased by               shares, or              % of the total number of shares of common stock to be outstanding upon the closing of this offering.

The total number of shares of our common stock reflected in our actual and as adjusted information set forth in the table above excludes:

●	Options to purchase shares of common stock of which have a weighted average exercise price of $ ; and

●	Shares underlying the warrants to be issued to the investors and to the designees of the representative under this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, the following discussion and analysis includes forward looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of events could differ materially from those anticipated in these forward looking statements as a result of a variety of factors, including those discussed in “Risk Factors” and elsewhere in this prospectus. See the discussion under “Special Note Regarding Forward Looking Statements” beginning on page 16 of this prospectus.

Overview

Since our inception in 2017, we have devoted substantially all of our resources to the research and development of our safety syringe products. To date, we have generated no revenue. We have incurred net losses in each year since our inception and, as of June 30, 2021, we had an accumulated deficit of $7,728,628. Our net losses were $1,725,335 for the six months ended June 30, 2021 and $2,340,294 and $2,055,516 for the years ended December 31, 2020 and 2019, respectively. Substantially all of our net losses resulted from costs incurred in connection with our research and development efforts, payroll and consulting fees, stock compensation and general and administrative costs associated with our operations.

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We classify our operating expenses, due to their individual significance, into four categories: research and development, payroll and consulting, stock compensation and general and administrative expenses. We maintain a corporate office located in Melville, New York, but employees and consultants work remotely and will continue to do so indefinitely. In June 2020, in connection with the agreement to acquire Safegard, a former syringe manufacturing facility in Hungary, by February 28, 2022, we were contractually provided the exclusive use of the facility for research and development and testing in exchange for payment of the seller’s operating costs, including among others, labor and utility costs.

In order to compete in the market, we must build inventory. Commercial quantities of inventory are required to secure orders. Delivery is expected shortly after receiving orders.

Research and Development

Research and development expense consists of expenses incurred while performing research and development activities for our various syringe products. We recognize research and development expenses as they are incurred. Our research and development expense primarily consist of:

●	Manufacturing and testing costs and related supplies and materials;

●	Employee-related expenses, including salaries, benefits, relating to the facility being utilized and

●	Third-party costs, including engineering.

Substantially all of our research and development expenses to date have been incurred in connection with our syringe products. We expect our research and development expenses to increase for the foreseeable future as we continue to enhance our product to meet the market requirements for our Sharps Provensa product line for its various intended uses throughout the world.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements, as well as the reported revenues and expenses during the reported periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Nature of Business and Going Concern

Nature of Business

Sharps Technology Inc. (“Sharps” or the “Company”) is a pre-revenue medical device company that has designed and patented various safety syringes and is seeking commercialization by manufacturing and distribution of our products. On January 16, 2017 (our date of inception), the Company commenced evaluating the market for safety syringes. During the period from inception on January 16, 2017 through December 31, 2017, a founder and significant shareholder of the Company contributed an estimated $124,415 of donated capital to the Company via a combination of time and expenses incurred on behalf of the Company. On December 11, 2017, the Company was incorporated in Wyoming and the three founders contributed the intellectual property and services to the Company in exchange for 3,200,000 shares of common stock to each of them. Based upon SAB Topic 5G, the intellectual property has been accounted for at predecessor cost of $Nil as the intellectual property consisted of research and development costs that were expensed as incurred under the Company’s accounting policy in accordance with US GAAP. See Note 12 – Commitments and Contingencies.

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Our fiscal year ends on December 31.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not generated revenue or cash flow from operations since inception. As at June 30, 2021 and December 31, 2020, the Company had a working capital surplus of $412,613 and $1,738,958, respectively, which would be unable to fund the Company’s planned operations for the next 12 months for either of the aforementioned dates. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon the Company’s ability to raise sufficient financing to commercialize its products into a profitable business. The Company intends to finance its future development and commercialization activities and its working capital needs largely from the proceeds of this offering. The Company expects the proceeds of this offering to be sufficient to fund the Company’s operations for at least the next 18 months. Subsequent to June 30, 2021, the Company recieved stock subscriptions for 843,215 shares of common stock at $2.00 per share and received cash proceeds of $1,501,347 and recorded stock subscriptions payable by December 31, 2021 of $185,083. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak has adversely affected workforces, economies, and financial markets globally leading to an economic downturn in certain industries and countries. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds. Management continues to monitor the situation but has not experienced a significant disruption to its product development efforts.

Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared by the Company in accordance with GAAP and are expressed in U.S. dollars.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The accounting estimates and assumptions that require management’s most significant, difficult, and subjective judgment include the valuation and recognition of stock-based compensation expense. Actual results experienced by the Company may differ from management’s estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with various financial institutions.

Fixed Assets

Fixed assets are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. The Company’s fixed assets consist of equipment and website. Depreciation is calculated using the straight-line method over the following useful lives: Equipment – 3 years and Website – 3 years.

Impairment of Long-Lived Assets

Long-lived assets are reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount of an asset group to the future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset.

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Goodwill and Purchased Identified Intangible Assets

Goodwill

When applicable, goodwill will be recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and identified intangible assets acquired under a business combination. Goodwill also includes acquired assembled workforce, which does not qualify as an identifiable intangible asset. The Company reviews impairment of goodwill annually in the third quarter, or more frequently if events or circumstances indicate that the goodwill might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If, after assessing the totality of events or circumstances, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the quantitative goodwill impairment test is unnecessary. If, based on the qualitative assessment, it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company proceeds to perform the quantitative goodwill impairment test. The Company first determines the fair value of a reporting unit using weighted results derived from an income approach and a market approach. The income approach is estimated through the discounted cash flow method based on assumptions about future conditions such as future revenue growth rates, new product and technology introductions, gross margins, operating expenses, discount rates, future economic and market conditions, and other assumptions. The market approach estimates the fair value of the Company’s equity by utilizing the market comparable method which is based on revenue multiples from comparable companies in similar lines of business. The Company then compares the derived fair value of a reporting unit with its carrying amount. If the carrying value of a reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

Identified Intangible Assets

When applicable, the Company’s identified intangible assets are amortized on a straight-line basis over their estimated useful lives. The Company makes judgments about the recoverability of finite-lived intangible assets whenever facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, the Company assesses recoverability by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets. If the useful life is shorter than originally estimated, the Company would accelerate the rate of amortization and amortize the remaining carrying value over the new shorter useful life. The Company evaluates the carrying value of indefinite-lived intangible assets on an annual basis, and an impairment charge would be recognized to the extent that the carrying amount of such assets exceeds their estimated fair value.

Stock-based Compensation Expense

The Company measures its stock-based awards made to employees based on the estimated fair values of the awards as of the grant date. For stock option awards, the Company uses the Black-Scholes option-pricing model. For restricted stock awards, the estimated fair value is generally the fair market value of the underlying stock on the grant date. Stock-based compensation expense is recognized over the requisite service period and is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. The Company recognizes forfeitures of stock-based awards as they occur on a prospective basis.

Stock-based compensation expense for awards granted to non-employees as consideration for services received is measured on the date of performance at the fair value of the consideration received or the fair value of the equity instruments issued, whichever can be more reliably measured. Compensation expense for awards granted to non-employees is periodically remeasured as the underlying awards vest.

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Basic and Diluted Loss Per Share

The Company computes net loss per share in accordance with ASC 260, Earnings per Share. ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the statement of operations and comprehensive loss. Basic EPS is computed by dividing net income (loss) available to common stockholders (numerator) by the weighted average number of shares outstanding (denominator) during the year. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Income Taxes

The Company must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are used in the calculation of tax credits, tax benefits, tax deductions, and in the calculation of certain deferred taxes and tax liabilities. Significant changes to these estimates may result in an increase or decrease to the Company’s tax provision in a subsequent period.

The provision for income taxes was comprised of the Company’s current tax liability and changes in deferred income tax assets and liabilities. The calculation of the current tax liability involves dealing with uncertainties in the application of complex tax laws and regulations and in determining the liability for tax positions, if any, taken on the Company’s tax returns in accordance with authoritative guidance on accounting for uncertainty in income taxes. Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities. The Company must assess the likelihood that it will be able to recover the Company’s deferred tax assets. If recovery is not likely on a more-likely-than-not basis, the Company must increase its provision for income taxes by recording a valuation allowance against the deferred tax assets that it estimates will not ultimately be recoverable. However, should there be a change in the Company’s ability to recover its deferred tax assets, the provision for income taxes would fluctuate in the period of such change.

Research and Development Costs

Research and development costs are expensed as incurred.

Advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. Such amounts are recognized as an expense as the related goods are delivered or the services are performed.

Contingencies

From time to time, the Company may be involved in legal and administrative proceedings and claims of various types. The Company records a liability in its financial statements for these matters when a loss is known or considered probable and the amount can be reasonably estimated. Management reviews these estimates in each accounting period as additional information becomes known and adjusts the loss provision when appropriate. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in the consolidated financial statements. If a loss is probable but the amount of loss cannot be reasonably estimated, the Company discloses the loss contingency and an estimate of possible loss or range of loss (unless such an estimate cannot be made). The Company does not recognize gain contingencies until they are realized. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Recent Accounting Pronouncements

Adoptions of New Accounting Pronouncements

During the year ended December 31, 2019, the Company adopted ASU No. 2016-02, “ Leases” (Topic 842) (ASU 2016-02), which generally requires companies to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet. Company adopted the new standard effective January 1, 2019 using the modified retrospective basis. Upon the adoption of this standard there has been no impact to the Company’s financial statements.

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Recent Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions and amends certain requirements in the existing income tax guidance to ease accounting requirements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 and must be applied on a retrospective basis. The Company is in the process of assessing the impact of this new guidance on its consolidated financial statements and disclosures.

In March 2020, the FASB issued ASC Topic 848, Reference Rate Reform. ASC Topic 848 provides relief for impacted areas as it relates to impending reference rate reform. ASC Topic 848 contains optional expedients and exceptions for applying GAAP to debt arrangements, contracts, hedging relationships, and other areas or transactions that are impacted by reference rate reform. This guidance is effective upon issuance for all entities and elections of certain optional expedients are required to apply the provisions of the guidance.

On August 5, 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. ASU 2020-06 simplifies the guidance in U.S. GAAP on the issuer’s accounting for convertible debt instruments, requires entities to provide expanded disclosures about “the terms and features of convertible instruments” and how the instruments have been reported in the entity’s financial statements. It also removes from ASC 815-40-25-10 certain conditions for equity classification and amends certain guidance in ASC 260, Earnings per Share, on the computation of EPS for convertible instruments and contracts on an entity’s own equity. An entity can use either a full or modified retrospective approach to adopt the ASU’s guidance. The ASU’s amendments are effective for smaller public business entities fiscal years beginning after December 15, 2023. The Company continues to assess all potential impact of the standard and will disclose the nature and reason for any elections that the Company makes.

The Company does not expect the adoption of any accounting pronouncements to have a material impact on the financial statements.

Stockholders’ Equity

Capital Structure

On December 11, 2017, the Company was incorporated in Wyoming with 20,000,000 shares of common stock authorized with a $0.0001 par value. Effective April 18, 2019, the Company’s authorized common stock was increased to 50,000,000 shares of common stock. The articles of incorporation also authorized 10,000 preferred shares with a $0.001 par value.

Common Stock

During the six-month period ended June 30, 2021, the Company raised $1,660,000 through the sale of 830,000 shares of common stock in a private placement. The subscription price per share was $2.00. In addition, the Company issued 250,000 shares with an estimated fair value of $500,000 to a single vendor for engineering and design services provided for equipment and for partial payments for equipment begin manufactured.

During 2020, the Company raised $3,425,000 through the sale of 2,342,500 shares of common stock in a private placement. The average subscription price per share was $1.46.

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During 2019, the Company raised $1,817,500 through the sale of 1,486,000 shares of common stock in a private placement. The average subscription price per share was $1.22.

During 2019, the Company repurchased 163,125 of 204,125 shares previously sold to an investor in connection with a reverse merger transaction. The Company cancelled this transaction and was obligated, if requested by the investor, to make such a repurchase for $162,500. The Company concluded this repurchase and the shares have been cancelled and retired.

During the year ended December 31, 2019, the Company issued 50,000 shares for services relating to research and development services provided by Plasto Design Ltd. The shares were valued at the estimated fair value of the Company’s common stock at the date the shares were issued. The Company recorded stock compensation charge of $62,500 for the services performed in 2019.

Stock Options

During the period January 1, 2021, to June 30, 2021, the Company granted 470,000 stock options, including 200,000 stock options issued to a vendor relating to an equipment purchase at the market price of $2.00.

Related Party Transactions and Balances

As of June 30, 2021, December 31, 2020, and 2019, accounts payable and accrued liabilities include $77,000, $47,500 and $6,500, respectively, payable to officers and directors of the Company. The amounts are unsecured, non-interest bearing and are due on demand.

Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, require an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value.

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities. Valuations are based on quoted prices that are readily and regularly available in an active market and do no entail a significant degree of judgment.

Level 2

Level 2 applied to assets or liabilities for which there are other than Level 1 observable inputs such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market date.

Level 2 instruments require more management judgment and subjectivity as compared to Level 1 instruments. For instance: determining which instruments are most similar to the instrument being priced requires management to identify a sample of similar securities based on the coupon rates, maturity, issuer credit rating and instrument type, and subjectively select an individual security or multiple securities that are deemed most similar to the security being priced; and determining whether a market is considered active requires management judgment.

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Level 3

Level 3 applied to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The determination for Level 3 instruments requires the most management judgment and subjectivity.

The Company’s financial instruments consist of cash and accounts payable. The fair value of cash is determined based on “Level 1” inputs. The Company believes that the carrying value of accounts payable approximates fair value due to their short duration.

As of December 31, 2020, there were no assets or liabilities measured at fair value on a recurring basis presented on the Company’s balance sheet, other than cash.

Commitments and Contingencies

Contingencies

At each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company is currently not involved in any litigation or other loss contingencies.

Consulting Agreements

In July 2017, Barry Berler and Alan Blackman entered into a consulting agreement whereby Barry Berler was paid a fee of $4,500 per month to perform consulting services related to the purchase of intellectual property (see “Royalty Agreement” below) on an as needed basis. The agreement had a term of five-years, and provided that the consulting fee increases to $5,500 per month over a two-year period. The agreement was assumed by the Company in December 2017 and services under the agreement began in April 2018. Subsequent to April 2018, the agreement was amended to provide for additional services being performed. Effective January 1, 2020, consulting fees were $15,000 per month. The agreement, which expires May 31, 2024, provides for cancellation by the Company with six-months’ notice. The agreement was further amended effective January 1, 2021 to increase consulting fees to $18,000 per month.

The Company has consulting arrangements with Board members and other parties for monthly fees See “Executive Compensation.” The consultants provide general business, research and development, regulatory and medical advisory services. The Company may terminate the consulting agreements with up to 3 months’ notice.

Royalty Agreement

In connection with the purchase of certain intellectual property in July 2017, Barry Berler, our chief technology officer, and Alan R. Blackman, our chief investment officer and chief operating officer, entered into a royalty agreement which provided that Barry Berler would be entitled to a royalty of four percent (4%) of net sales derived from the use, sale, lease, rent and export of products related to the intellectual property. The royalty continues until the patent expires or is no longer used in the Company’s product. The royalty agreement was assumed by the Company in December 2017. The intellectual property purchased in July 2017 included a design patent (US D743,025) for the ornamental design for a safety syringe.

In September 2018, the Royalty Agreement was amended to reduce the royalty to 2% and further provided for a single payment of $500,000 to Barry Berler within three years in return for cancellation of all further royalty obligations of the Company. In May 2019, the Royalty Agreement was further amended to change the date the payment will be due to on or before May 31, 2021, or during the term of the amended Royalty Agreement should the Company be acquired or a controlling interest be acquired. The Company has not made the aforementioned payment or incur any change in control as such the 2% royalty remains in place.

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Subsequent Events

Common Stock

During the period from July 1, 2021 to November 19, 2021, the Company completed stock subscriptions through a private placement for 843,215 shares of common stock at $2.00 per share resulting in cash proceeds of $1,501,347 and subscription receivables of $185,083 payable by December 31, 2021.

Stock Options

During the period from July 1, 2021 to November 19, 2021, the Company granted 1,224,925 stock options, including 400,000 stock options grants under the employment agreement below and 125,000 stock options issued to a vendor relating to an equipment purchase, at the market price of $2.00.

Employment Agreement

The Company entered into an employment agreement with its Chief Executive Officer on September 9, 2021. The agreement is cancellable by either party with sixty-days’ notice. The agreement provides for annual compensation of $270,000 plus bonus compensation for achieving stated revenue targets. In addition, the agreement provides for 400,000 stock options at $2.00 per share with 25% vesting on the agreement date and the balance over thirty-six months. If a change in control occurs, as specified, vesting is accelerated.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any off-balance sheet arrangements as defined under SEC rules.

Results of Operations

Comparison of the Three Months Ended June 30, 2021 and June 30, 2020

	Three Months Ended
	June 30, 2021	June 30, 2020	Change	Change %
Payroll and consulting	$270,659	$145,675	$124,984	86%
Stock compensation expense	104,766	75,549	29,217	39%
Research and development	294,109	143,439	150,670	105%
General and administrative	141,353	111,182	(30,171	35%
Interest income	(240)	(831)	(591)	(71%)
Net loss	$(810,647)	$(475,014)	$(335,633)	71%

Payroll and Consulting

Payroll and Consulting fees were $270,659 for the three months ended June 30, 2021, compared to $145,675 for the three months ended June 30, 2020. The increase of $124,984 was primarily attributable to increased salaries and number of employees and consultants required based on projects being completed.

Stock Compensation

Stock compensation expense increased to $104,766 for the three months ended June 30, 2021 from $75,549 for the three months ended June 30, 2020. The increase of $29,217 was due to additional stock options granted and the effect of vesting of outstanding options.

Research and Development

Research and development expenses increased to $294,109 for the three months ended June 30, 2021 from $143,429 for the three months ended June 30, 2020. This increase of $150,670 was due to operating costs incurred primarily for labor and utilities costs at the Safegard facility and materials for product testing and other development of approximately $181,000 offset by reductions in third-party research and development services of approximately $30,000.

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General and Administrative

Operating expenses were $141,353 for the three months ended June 30, 2021 compared to $111,182 for the three months ended June 30, 2020. The increase of $30,171 was primarily attributable to increased insurance, marketing and patent registrations costs of approximately $62,000 offset by reduced professional fees and travel of approximately $34,000.

Comparison of the Six Months Ended June 30, 2021 and June 30, 2020

	Six Months Ended
	June 30, 2021	June 30, 2020	Change	Change %
Payroll and consulting	$539,113	$319,750	$219,363	68%
Stock compensation expense	294,003	167,896	126,107	75%
Research and development	656,699	177,297	479,402	270%
General and administrative	236,212	200,138	36,074	18%
Interest income	(692)	(1,689)	(997)	(59%)
Net loss	$(1,725,336)	$(863,392)	$(861,944)	99%

Payroll and Consulting

Payroll and consulting fees were $539,113 for the six months ended June 30, 2021 compared to $319,750 for the six months ended June 30, 2020. The increase of $219,363 was primarily attributable to increased salaries and number of employees and consultants required based on projects being completed.

Stock Compensation Expense

Stock compensation expense increased to $294,003 for the six months ended June 30, 2021 compared to $167,896 for the six months ended June 30, 2020. The increase of $126,107 was due to additional stock options granted and the effect of vesting of outstanding options.

Research and Development

Research and development expenses increased to $656,699 for the six months ended June 30, 2021 from $177,297 for the six months ended June 30, 2020. This increase of $479,402 was due to operating costs incurred, primarily for labor and utilities costs at the Safegard facility and material for product testing and other development costs of $496,000 offset by reductions in third-party research and development services of approximately $16,000.

General and Administrative

General and Administrative expenses were $236,212 for the six months ended June 30, 2021, compared to $200,138 for the six months ended June 30, 2020. The increase of $36,074 was primarily attributable to higher insurance, patent registrations, office expense and product evaluations of approximately $94,000, offset by reduced travel attributed to COVID restrictions and professional fees of approximately $61,000.

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Comparison of the Years Ended December 31, 2020 and December 31, 2019

	Year Ended
	December 31, 2020	December 31, 2019	Change	Change %
Payroll and consulting	$789,100	$825,752	$(36,652)	(4.4%)
Stock compensation expense	485,198	336,312	98,886	29%
Professional fees	134,124	138,803	(4,679)	(3.3%)
Research and development	621,035	388,020	233,015	60%
General and administrative	303,969	370,226	(66,257)	(18%)
Other Income – interest	(3,333)	(3,597)	(264)	(7.3%)
Other Expense – writeoff of fixed asset	10,201	-	10,201	100%
Net loss	$(2,340,294)	$(2,055,516)	$(554,025)	27%

Payroll and Consulting

Payroll and Consulting were $789,100 for the year ended December 31, 2020, compared to $825,752 for the year ended December 31, 2019. The decrease of $36,652 was primarily attributable to the reduced number of employees and consultants required based on projects being completed. The efforts were shifted to utilization of services being incurred at the facility under an agreement to be acquired.

Stock Compensation

Stock compensation expenses increased to $485,198 for the year ended December 31, 2020 from $336,312 for the year ended December 31, 2019. This increase of $98,886 was due to additional stock options granted and the effect of vesting of outstanding options.

Professional fees

Professional fees decreased to $134,124 for the year ended December 31, 2020 from $138,803 for the year ended December 31, 2019. This decrease of $4,679 was due to the extent of services incurred in 2020.

Research and Development

Research and development expenses increased to $621,035 for the year ended December 31, 2020 from $388,020 for the year ended December 31, 2019. This increase of $233,015 was primarily due to the operating costs, primarily labor and utility costs to use a facility under an agreement to be acquired for product development and testing of $345,000 offset by reductions in research and development at various third parties.

General and Administrative

General and Administrative expenses were $303,969 for the year ended December 31, 2020, compared to $370,226 for the year ended December 31, 2019. The decrease of $66,257 was primarily attributable to reduced travel attributed to COVID restrictions and rent of approximately $86,000 offset by higher insurance and product evaluations of approximately $33,000.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis.

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At December 31, 2020 and December 31, 2019, we had a cash balance of $1,790,203, and $635,501, respectively. The Company had working capital of $1,738,958 as of December 31, 2020 and working capital of $535,015 as of December 31, 2019. The increase in our working capital was primarily related to the proceeds from the sale of common stock of $3,425,000 offset by use of cash in operations and investing for fixed asset deposits and escrow payments under an agreement.

At June 30, 2021, we had a cash balance of $479,359 and working capital of $412,613. The decrease in our working capital of $1,326,345 from December 31, 2020 was primarily due to the use of cash in operations and deposits paid for equipment offset by proceeds from the sale of common stock of $1,660,000.

The Company has generated proceeds from additional stock subscriptions completed through a private placement from July 1 through the offering of $1,432,097 and expects to generate proceeds from bridge loan proceeds of $1,880,000 and net proceeds from the offering to provide sufficient cash to fund operations and for working capital and capital expenditures of $7,500,000, which consist of investment in molds, molding machines and packaging and assembly equipment of approximately $5,000,000 and the acquisitions of assets of $2,500,000.

Cash Flows

The following table provides information regarding our cash flows for the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021 and 2020:

	Year Ended December 31,		Six Months Ended June 30,
	2020	2019	2021	2020
Net cash used in operating activities	$(1,883,098)	$(1,573,701)	$(1,412,332)	$(747,938)
Net cash used in investing activities	(387,200)	(11,176)	(1,558,512)	(7,950)
Net cash provided by financing activities	3,425,000	1,835,000	1,660,000	1,100,000

Net increase (decrease) in cash and cash equivalents	$1,554,702	$ 250,12 3	$(1,310,845)	$340,111

Net Cash Used in Operating Activities

The Company used cash of $1,883,098 and $1,573,701 in operating activities for the years ended December 31, 2020 and 2019, respectively. The increase in cash used from activities in 2020 compared to 2019 was principally due to the Company incurring additional research and development expenses associated with the ongoing operations of the Company during 2020.

The Company used cash of $1,412,332 and $747,938 in operating activities for the six months ended June 30, 2021 and 2020, respectively. The increase in cash used from activities in 2021 compared to 2020 was principally due to the Company incurring additional research and development and payroll and consulting expenses associated with the ongoing operations of the Company in 2021.

BUSINESS

Background and Overview

Sharps Technology Inc. is a medical device company that has designed and patented various safety syringes which we are seeking to commercialize. We were incorporated under the laws of the State of Wyoming on December 16, 2017. Sharps was incorporated to purchase, develop and commercialize the intellectual property resulting in a family of smart safety syringe products. We closed the acquisition of this intellectual property in the fourth quarter of 2017. The intellectual property we purchased consisted of issued patent and patent files, all new designs and iterations, samples, regulatory files, manufacturing files, product testing files and market research files relating to such safety syringe products.

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In June 2020, we entered into an asset/share purchase agreement with Safegard and certain other parties and in August 2020, October 2020, and July 2021, we entered into amendments to this agreement (as amended, the “Safegard Agreement”). Under the Safegard Agreement, we received an option to purchase either the stock of Safegard or certain assets of Safegard, including a manufacturing facility in Hungary registered with the FDA and CE for the manufacture of safety syringes, for $2.5 million in cash plus additional consideration of 100,000 shares of common stock and 125,000 stock options with an execrcise price of $2.00. Under the Safegard Agreement, we operate this facility at our expense and will continue to do so through the closing date of the purchase of the facility. The closing of our purchase of the Safegard assets or shares is to occur no later than February 28, 2022, following which, if not exercised, our option will expire.

Our safety syringes, which we refer to as Sharps Provensa, are ultra-low waste and have passive safety features, which we believe will provide us a competitive advantage over other syringes. Sharps Provensa is a patented and FDA-cleared safety syringe addressing the important needs of the global healthcare market.

We have not generated sales to date. To commence receiving and fulfilling orders for our Sharps Provensa products, we will need to build inventory, which will require that we purchase certain additional equipment, including molding machines and molds, to increase our production capacity to match that of our automated assembly line.

We anticipate that we will commence receiving orders for and producing commercial quantities of our Sharps Provensa upon and subject to successful completion of this offering.

Our Products

Ultra-low waste space syringes are the preferred syringe for the administration of many vaccines and injectable medications. In addition, passive safety features are those most requested by clinicians in the field, in order to avoid infectious needlestick injuries. Our suite of products is designed to work with vials as well as pre-fillable syringes which are largely used by the pharmaceutical industry. Our Sharps Provensa Ultra - Low Waste, smart safety syringes engage all safety features, automatically, when the injection is given (and are thus considered to have passive safety features). The needle tip is covered even before removal from the patient - providing a very high level of safety. Our design is very stingy with using the medication contained in the syringe. Independent testing measured typical waste space found in commonly used hypodermic syringes to exceed 50 microliters with several resulting in waste space in excess of 100 microliters. Our Sharps Provensa has approximately 10 microliters of waste space. When some other syringes are used, vials and pre-fillable syringes are overfilled to anticipate this higher waste. With Sharps Provensa safety syringes, the overfilling can be virtually eliminated. Of the eleven commercially-available syringes tested, only two (BD Integra and Sharps Provensa) had measured waste space which would place them in a low waste space category. We estimate that over 95% of the market comprise the products tested, other than the Integra. We have tested the number of doses, as recommended by Pfizer, which can be extracted from a 5 dose vial of Covid 19 vaccine. Using our Sharps Provensa Ultra Low – Waste smart safety syringe we are able to extract 7 doses from a 5 dose vial. This is accomplished by utilizing the overfill of the vial, which would be thrown away with an inefficient syringe design.

Sharps Provensa has the following features and benefits:

●	Traditional one-handed operation;

●	Passive safety features,which engage automatically, when the injection is given providing maximum protection even before withdrawal of the needle from the patient;

●	SharpsLock interchangeable needle heads connect fast from drawing medication to injection;

●	Orange color plunger tip contrasts against black color graduation for proper reading of medication;

●	Reduces costly discarded medicine from every inefficient injection with our ultra-low waste space syringes;

●	No leakage or breakage at the needlehead connection point;

●	Prevents improper reuse of needles and syringes

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The Sharps Provensa needle tip goes through the skin sharp, delivering the medicine or vaccine, and comes out of the body shielded, protecting the healthcare worker and the public. We believe that with use of Sharps Provensa, with its aforementioned features and benefits, the instance of needlestick injuries can be dramatically reduced.

Sharps Provensa Ultra - Low Waste smart safety syringes have been designed to address four primary problems:

1. Accidental needlestick injuries: These occur when the clinician is stuck with an infected needle. According to the WHO, these accidents likely take place in excess of 2 million times per year. When a clinician receives an infectious needlestick injury, any blood borne disease which the patient had, could be transmitted to them.

A 2016 World Health Organization Commission reported that over 16 billion injections are delivered worldwide each year (pre-Covid era). A recent analysis showed that 55.1% of healthcare workers had sustained a needlestick injury, or NSI, at some point in their career. Over one million healthcare worker NSIs are documented each year in the US and Europe and over 3 million worldwide with the true incidence believed to be more than double those numbers as over half of injuries go unreported.

US data on injury trends disturbingly show recent worsening despite safety campaigns and protocols. In a 2016 study, economic analysis has placed the average cost of an NSI at $747 (direct plus indirect costs) and strongly supported the use of safety-engineered devices for injection. Low compliance with recommended safety protocols can be seen upon examination of injury data where a majority of injuries continue to occur with non-safety devices or before full activation of a safety-protection feature.

There are over 20 such transmissible blood borne diseases, including AIDS and hepatitis. Safety syringes provide protection by active or passive safety mechanism. Active safety requires the clinician to activate the safety features of the syringe following an injection to the patient. This can be done by pushing a hinge or engaging a slide. Compliance is low and some designs require close proximity to the sharp needle, in order to activate. A 2019 EPInet report demonstrates that over 80% of NSIs from safety devices occurred at a time when their safety feature not activated or only partially activated. Passive safety occurs simply by giving the injection in the ordinary way and having the product design engage the safety features automatically.

2. Waste Space: all needle and syringes have space which permits the accumulation of injectable medications which cannot be accessed and are thrown away with each injection. Sharps Provensa has approximately 10 microliters of waste space - others have as much as 140 microliters of waste space. Without knowing what syringe is going to be used, pharmaceutical companies must overfill their vials to account for this loss. For difficult to manufacture injectable medications, this reduces the number of life saving doses which could be available to the public. When doses are extremely small, waste space can exceed the required dose. That means more medications are being thrown away than injected into the patient. As an example, certain Covid 19 vaccine injections approved for booster shots and for children require lower doses. The lower the dose the higher the percentage of wasted medications. Sharps Provensa maximizes the number of doses obtained from a vial by minimizing the waste space. A growing trend for pharmaceutical companies is to prefill a syringe and sell it with the desired precise dose. A needlehead assembly is affixed to the syringe and this avoids the need for a vial. Sharps Provensa saves the pharmaceutical company from overfilling the pre-filled syringe and produces more doses from the same bulk material. Pfizer has approved Sharps Provensa Ultra - Low Waste smart safety syringes for use with their Covid 19 vaccine. According to a July 2016 Journal of the American Medical Association article, for a small group of injectable medications, the median value of the wasted medicine per dose was $5.00 for high-dead-space medications, and about $0.50 for low dead-space medications. Over one year, the cost of the waste for high-dead-space medications ranged from $558 to $2,329 (a median value of $1,638) compared to $68 to $205 (a median value of $125) for low-dead-space medication.

3. Exchangeable needle head assembly: because we don’t have a single needle permantely attached to a syringe, this permits the clinician to attach the required needle length and gauge to the syringe, while maintaining all safety features and benefits. This reduces the amount of inventory otherwise required.

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4. Draw needle: Our Sharps Provensa product line has a draw needle, which facilitates very rapid draw of all injectable medications from a vial into a syringe, including those medications which are viscous and difficult to draw in any other way. A draw needle has a larger inside diameter which facilitates fast and proper draw. Once the medication has been drawn into the vial, the draw needle is replaced with the needle size and gauge required for the patient’s injection. If the needle that is to be used on the patient is a high gauge thin needle, and is first used to draw the medication from the vial (which would not ocurr with the Sharps Provensa draw needle), the needle tip may be damaged or lose some of its sharp edge. This could result in more pain/discomfort for the patient or an incomplete injection.

Draw needles are commonly used. If the clinician wishes to use a very thin needle for injection into the patient, a draw needle would be used to puncture the septum of the vial. Draw needles are commonly 18 gauge in size, while needle gauges for injection into the patient range up to 31/32 gauge (the higher the gauge, the thinner the needle). The thinner the needle, the smaller the inside diameter, the greater the difficulty to draw medication into the syringe, from the vial. A higher gauge needle has a greater chance of damage when puncturing the septum of the vial. We believe the Sharps Provensa safety syringes will offer the only passive safety syringes that include draw needles with passive safety and low-waste features.

We know of no safety syringe on the market with all of these benefits.

The Sharps Provensa will come in 4 different designs for use in vials and pre-filled syringes. The Sharps Provensa will be usable in all traditional settings, including hospitals, clinics, physician offices, and pharmacies.

We are in discussions with pharmaceutical companies and distributors for sales of our Sharps Provensa. We also intend to market the Sharps Provensa to the US and foreign governments. In certain limited instances, we may also seek to sell the Sharps Provensa to hospitals and clinician offices.

Competitive Environment

We anticipate our major domestic competitors will include Retractable Technologies, Inc., , Becton Dickinson & Company, Medtronic Minimally Invasive Therapies (“Medtronic,” formerly known as Covidien), Terumo Medical Corp., Smiths Medical, and B Braun. Our competitors may have greater financial resources, larger and more established sales, marketing, and distribution organizations; and greater market influence, including long-term and/or exclusive contracts.

We anticipate that we will compete primarily on the basis of healthcare worker and patient safety, product performance, and quality. We believe our competitive advantages will include the combination of passive safety and ultra low waste features.

Government Regulations

In the United States, the Federal Food, Drug and Cosmetic Act, or FDCA, FDA regulations and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. The FDA regulates the design, manufacturing, servicing, sale and distribution of medical devices. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

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Unless an exemption applies, each medical device we wish to distribute commercially in the United States will require marketing authorization from the FDA prior to distribution. The two primary types of FDA marketing authorization applicable to a device are premarket notification, also called 510k clearance, and premarket approval, also called PMA approval. The type of marketing authorization is generally linked to the classification of the device. The FDA classifies medical devices into one of three classes (Class I, II or III) based on the degree of risk the FDA determines to be associated with a device and the level of regulatory control deemed necessary to ensure the device’s safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are deemed to pose the least risk and are subject only to general controls applicable to all devices, such as requirements for device labeling, premarket notification and adherence to the FDA’s current Good Manufacturing Practices, or cGMP, known as the Quality System Regulations, or QSR. Class II devices are intermediate risk devices that are subject to general controls and may also be subject to special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries or post-market surveillance. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through general or special controls and include life sustaining, life-supporting or implantable devices, devices of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury. Our Sharps Provensa has been cleared by the FDA under the 510k premarket notification process (Class II).

Outside of the United States, our ability to market our products will be contingent also upon our receiving marketing authorizations from the appropriate foreign regulatory authorities, whether or not FDA approval or clearance has been obtained. The foreign regulatory approval process in most industrialized countries generally encompasses risks similar to those we will encounter in the FDA approval or clearance process. The requirements governing conduct of clinical trials and marketing authorizations, and the time required to obtain requisite approvals, may vary widely from country to country and differ from those required for FDA approval or clearance.

The sale of medical products is subject to laws and regulations pertaining to health care fraud and abuse, including state and federal anti-kickback, anti-self-referral, and false claims laws in the United States.

Intellectual Property

Intellectual property rights, particularly patent rights, are material to our business. We own three patents used in the Sharps Provensa, which expire between 2035 and 2040. We have 2 additional pending patent applications. Our issued patents include a design patent (US D743,025) for the ornamental design for a safety syringe, a patent (US 10,980,950) for an ultra low-waste needle and syringe system that automatically and passively renders a needle safe during the injection process, and a patent (US 11,154,663) for a pre-filled safety needle and syringe system.

We have filed applications to register the trademark for Sharps Provensa and certain other trademarks for use in our Sharps Provensa product line.

Employees

We have two full-time employees, one of which is our Chief Executive Officer, and retain the services of additional personnel on an independent contractor basis to support R&D, Finance, Marketing and Regulatory areas. We do not have any part-time employees. We are adding two employees in the Research and Development and Manufacturing areas in the fourth quarter of 2021 and expect additional employees will be added upon completion of the offering

Facilities

We lease office space, on a month-to-month basis, at 105 Maxess Road, Melville, New York 11747. Our monthly rent is $200.

We operate a manufacturing facility in Hungary which we previously used for development and testing of our products and we currently use primarily for the manufacture of Sharps Provensa safety syringe. We have the option to purchase this facility for $2.5 million in cash plus certain additional consideration. We are prepared to move our owned molds, machinery and equipment to an alternative manufacturing location if necessary. See “Background and Overview.”

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Legal Proceedings

We are not a party to any material legal proceeding, nor is our property the subject of any material legal proceedings.

Impact of COVID-19

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak has adversely affected workforces, economies, and financial markets globally leading to an economic downturn in certain industries and countries. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds. Management continues to monitor the situation but has not experienced a significant disruption to its product development efforts.

MANAGEMENT

The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)
Executive Officers:
Robert M. Hayes	55	Chief Executive Officer and Director
Alan R. Blackman	73	Co-Chairman, Chief Investment Officer and Chief Operating Officer
Andrew R. Crescenzo	65	Chief Financial Officer
Barry B. Berler	68	Chief Technical Officer and Inventor
Steven Hertz, MD	60	Chief Medical Officer
Non-Executive Directors:
Soren Bo Christiansen, MD	66	Co-Chairman
Paul K. Danner	64	Director
Timothy J. Ruemler	63	Director

Executive Officers

Robert M. Hayes

Robert M. Hayes has been the Chief Executive Officer and director for Sharps Technology since September 2021. Before joining the Company, he served as Senior Director of Product Management and Innovation and other roles with Gerresheimer Pharmaceutical Glass from 2010 to 2021 where he led commercial sales and strategic partnerships with top global healthcare companies. He has over 25 years’ experience in the healthcare, medical device, and pharmaceutical manufacturing industry. Mr. Hayes received his Bachelor of Business Administration from University of Toledo. Mr. Hayes’ healthcare industry and product management experience qualify him to serve on our board of directors.

Alan R. Blackman

Alan R. Blackman is a Co-Founder of Sharps Technology since 2017. Commencing in December 2016 and prior to Sharps Technology, he began working with Barry Berler, the inventor of what is now the Sharps Provensa Ultra- Low Waste smart safety syringe. He serves as the Company’s Co-Chairman of the Board since 2021 and has served as a Board Member and Secretary since inception. He is also the Company’s Chief Investment Officer and Chief Operating Officer. Prior to his involvement with Sharps Technology, Mr. Blackman was an investor in the medical device industry. His medical device experience has included cold sterilant technology, infra-red technology for the diagnosis of deep vein thrombosis, programmable cardiac event monitoring, doppler technology and specialty sutures (surgical stapling). Mr. Blackman received his Bachelor of Science degree from Long Island University. Mr. Blackman’s experience as our co-founder qualifies him to serve on our board of directors.

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Andrew R. Crescenzo

Andrew R. Crescenzo has been Chief Financial Officer for Sharps Technology since May 2019 under a consulting agreement with CFO Consulting Partners LLP. Before joining the Company, Mr. Crescenzo served in various finance roles from 2006 to 2019 in biotech, manufacturing and distribution, including, CFO of United Metro Energy from 2014 to 2016; Senior VP of Finance of Enzo Biochem (NYSE:ENZ) from 2006 to 2014. Prior to 2006, he was an Executive Director from 2002 to 2006 and a Senior Manager from 1997 to 2002 at Grant Thornton LLP. Mr. Crescenzo is a Certified Public Accountant and received his Bachelor of Business Administration from Adelphi University.

Barry B. Berler

Barry B. Berler is Co-Founder, Inventor and Chief Technology Officer of Sharps Technology. In addition to inventing the Sharps Provensa line of safety syringes, he also oversees Research and Development, and manufacturing at the company. He has 20 years of experience in medical research and development for injection molds for safety syringe products and holds as inventor eight patents for safety syringe products. Mr. Berler has also been the President and CEO of Deluxe SunGroup, a management company, for the past 29 years, and previously served as the President and CEO of Smart Shield Safety Products from 2010 - 2016, Partner and COO of Devon Safety Products from 2005 - 2008, and President and CEO of Dispomedic from 1999 - 2005. Prior to his career in medical R&D, Mr. Berler completed officer school and served as a major in the Army Reserves of the Israel Defense Force and earned an engineering degree from Technion - Israel Institute of Technology.

Steven Hertz, MD

Steven Hertz, our Chief Medical Officer, joined Sharps Technology in 2018. Dr. Hertz divides his time with a continuing role as Chief of Vascular Surgery at Saint Barnabas Medical Center and Site Director of the Vascular Fellowship teaching program since 1993. He has extensive consulting experience for medical devices and previously served as President of the Vascular Society of New Jersey. Dr. Hertz earned his MD from Albert Einstein College of Medicine in New York and completed his Vascular Surgery training at the University of Pennsylvania.

Non-Executive Directors

Soren Bo Christiansen

Soren Bo Christiansen, Co -Chairman of the Board for Sharps Technology, joined the team in April 2018 as a Board member, became Chairman of the Board in December 2018 (and has been co-Chairman since 2021) , and was CEO from April 2019 until he stepped down in September 2021. Dr. Christiansen worked for Merck & Co. Inc. for 30 years in Denmark, USA and Switzerland. He was Sr. VP Merck Vaccines (head of the Global Commercial division), President Eastern Europe, Middle East & Africa and during the last four years of his career, he was President for Europe, Middle East, Africa and Canada. He holds a medical degree from University of Copenhagen Denmark. Dr. Christiansen’s medical and pharmaceutical knowledge and experience qualifies him to serve on our board of directors.

Paul K. Danner

Paul K. Danner, a member of the Board of Directors, joined Sharps Technology in September 2021. As a senior business leader, Mr. Danner has served three Nasdaq-listed companies as the senior corporate executive. Additionally, he has acquired extensive Board of Director expertise through six separate appointments totaling more than twenty-five years with three Nasdaq and OTCQB listed companies including Chairman, Corporate Secretary and Audit Committee assignments, as well as two development-stage ventures and one not-for-profit enterprise. Mr. Danner served as a Naval Aviator flying the F-14 Tomcat, and subsequently as an Aerospace Engineering Duty Officer supporting the Naval Air Systems Command, for 8 years on active duty plus 22 years with the reserve component of the United States Navy. He retired from the Navy in 2009 with the rank of Captain. Mr. Danner earned a BS degree in Business Finance from Colorado State University, and he holds an MBA from the Strome College of Business at Old Dominion University. Mr. Danner’s executive and marketing experience qualify him to serve on our board of directors.

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Timothy Ruemler

Timothy Ruemler, a member of the Board of Directors, joined Sharps Technology in September 2021. He was division President SW Florida for Centex Homes from 1993 to 2007, where he was responsible for all aspects of the Real Estate division’s activities. While at Centex Homes, Mr. Ruemler also held the positions of Sales Manager, Construction Manager, Controller, and Assistant Controller for the Naples, Raleigh and Tampa divisions from 1986 until 1993. Prior to his career at Centex Homes, he held auditor positions. He holds a BS in Accounting from Indiana State University. Mr. Ruemler’s business operational experience qualify him to serve on our board of directors.

Board Composition

Our board currently consists of five directors, Robert M. Hayes, Alan R. Blackman, Soren Bo Christiansen, Paul K. Danner, and Timothy Ruemler. Mr. Ruemler and Mr. Danner are “independent directors” within the meaning of the Listing Rules of the Nasdaq Stock Market. We intend to have a majority of independent directors prior to completion of this offering.

Family Relationships

No family relationships exist between any of our officers or directors.

Director Independence

The Board evaluates the independence of each nominee for election as a director of our Company in accordance with the Nasdaq Listing Rules. Pursuant to these rules, upon completion of this offering, a majority of our Board must be “independent directors” within the meaning of the Nasdaq Listing Rules, and all directors who sit on our Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee must also be independent directors.

Board of Directors Term of Office

Directors are elected at our annual meeting of shareholders and serve for one year until the next annual meeting of shareholders or until their successors are elected and qualified.

Committees of our Board of Directors

We have not yet established an Audit Committee, a Compensation Committee or a Nominating Committee, or any committees performing similar functions. We intend to establish such committees prior to completion of this offering. The functions of those committees are currently undertaken by our board of directors as a whole.

Code of Business Conduct and Ethics

Prior to completion of this offering, we will adopt a Code of Business Conduct and Ethics (the “Code”) which will Code will apply to all of our directors, officers and employees. Upon the completion of this offering, the full text of our Code will be posted on our website under the Investor Relations section. We intend to disclose future amendments to, or waivers of, our Code, as and to the extent required by SEC regulations, at the same location on our website identified above or in public filings. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase our shares of common stock.

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Involvement in Certain Legal Proceedings [Drew: have we confirmed the below with all with a questionnaire?]

Our directors and executive officers have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.	being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.	being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.	being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

The amounts below represent the compensation awarded to or earned by or paid to our named executive officers who served as our chief executive officer or had total compensation of at least $100,000 for the years ended December 31, 2020 and 2019.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary or Consulting Fees ($)	Bonus ($)	Stock Awards ($)	Option Award ($)			Non-Equity Incentive Plan Compensation	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Soren Bo Christiansen	2020	$24,000	$			$109,390	(2)				$133,390
Former CEO (1)	2019	$20,000	$		$						$20,000

Alan Blackman	2020	$150,500			$						$150,500
CIO and COO	2019	$123,750			$						$123,750

Barry Berler	2020	$210,000			$						$210,000
CTO	2019	$122,050			$						$122,050

(1) Dr. Christiansen served as chief executive officer from April 2019 to September 2021.

(2) See note 8 to the audited financial statements for assumptions used in valuation.

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Executive Employment Agreements

We are party to an employment agreement, dated September 9, 2021, with Robert M. Hayes, our chief executive officer. Under the agreement, we pay Mr. Hayes an annual salary of $270,000, and Mr. Hayes will be entitled to a performance bonus if the Company achieves certain revenue amounts. Mr. Hayes also received options to purchase 400,000 shares of common stock at an exercise price of $2.00 per share, vesting over 3 years. The agreement can be terminated by either party for any reason upon 60 days’ written notice.

We are party to a consulting agreement, dated December 2020, with Alan Blackman, our co-founder, chief operation officer and chief investment officer. Under the agreement. Mr. Blackman is entitled to compensation of $18,000 per month. The agreement provides for an annual bonus in the target amount of $216,000, commensurate with the Company’s results and subject to the approval of the board. Mr. Blackman also received options to purchase 135,000 shares of common stock with an exercise price of $2.00 per share, vesting over 3 years. The agreement can be terminated by either party for any reason upon 90 days’ written notice.

We entered into to a consulting agreement, dated May 28, 2019, with Barry Berler, our chief technology officer. Under the agreement. Mr. Berler was entitled to compensation of $10,000 per month. The agreement had a term of five years commencing June 1, 2019. In December 2020, we entered into a new consulting agreement with Mr. Berler, under which Mr. Berler is entitled to compensation of $18,000 per month and provides for an annual bonus in the target amount of $216,000, commensurate with the Company’s results and subject to the approval of the board. Mr. Berler also received options to purchase 135,000 shares of common stock with an exercise price of $2.00 per share, vesting over 3 years. The agreement can be terminated by either party for any reason upon 90 days’ written notice.

Compensation of Directors

The following table sets forth compensation we paid to our directors during the year ended December 31, 2020 (excluding compensation under the Summary Compensation table above).

	Fees
	Earned or
	Paid in	Stock	Option		All Other
	Cash (1)	Awards	Awards		Compensation	Total
Name	($)	($)	($)		($)	($)
Karen Daly (1)	12,000	$-	$10,025	(3)	-	$22,025
Tony Mulone (2)	12,000	$-	55,132	(3)	-	$67,132
Albert Verrecchia (3)	12,000	$-	$62,654	(3)	-	$74,654

(1) Ms. Daly resigned as a director in September 2021.

(2) Mr. Mulone ceased to be a director in August 2021. Mr. Mulone also received other compensation as an employee of $84,000.

(3) Mr. Verrecchia resigned as a director in September 2021.

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Outstanding Equity Awards at Fiscal Year-End

The following table discloses information regarding outstanding equity awards granted or accrued as of December 31, 2020, for our named executive officers.

Outstanding Equity Awards
	Option Awards			Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Vested	Number of Securities Underlying Unexercised Options (#) Unvested	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)
Andrew R. Crescenzo	25,000	0	$1.25	12/31/2025	-	-
	50,000	0	$1.25	12/31/2024	-	-
Dr. Steven Hertz	37,500	12,500	$1.25	12/31/2024	-	-
Dr. Soren Christiansen	150,000	0	$0.50	12/31/2023	-	-
	300,000	0	$0.80	12/31/2023	-

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than as set forth below and compensation arrangements, including employment, there have been no transactions since January 1, 2019, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last two completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

As of June 30, 2021, accounts payable and accrued liabilities include $77,000 payable to officers and directors and the Company. The amounts are unsecured, non-interest bearing and are due on demand. In connection with the purchase of certain intellectual property in July 2017, Barry Berler, our chief technology officer, and Alan R. Blackman, our chief investment officer and chief operating officer, entered into a royalty agreement which provided that Barry Berler would be entitled to a royalty of four percent (4%) of net sales derived from the use, sale, lease, rent and export of products related to the intellectual property. The royalty continues until the patent expires or is no longer used in the Company’s product. The royalty agreement was assumed by the Company in December 2017.

In September 2018, the Royalty Agreement was amended to reduce the royalty to 2% and further provided for a single payment of $500,000 to Barry Berler within three years in return for cancellation of all further royalty obligations of the Company. In May 2019, the Royalty Agreement was further amended to change the date the payment will be due to on or before May 31, 2021, or during the term of the amended Royalty Agreement should the Company be acquired or a controlling interest be acquired. The Company has not made the aforementioned payment or incurred any change in control. As such the 2% royalty remains in place.

Policies and Procedures for Related Party Transactions

In connection with this offering, we expect to adopt a written related party transactions policy that will provide that transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC. Pursuant to this policy, the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed the lesser of (i) $120,000 or (ii) one percent of the average of our total assets for the last two completed fiscal years, and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

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PRINCIPAL STOCKHOLDERS

The following table sets forth certain information, as of October 31, 2021, with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of our executive officers and directors; and (iii) our directors and executive officers as a group.

The table lists applicable percentage ownership based on 18,122,715 shares of common stock outstanding as of October 31, 2021. In addition, under the rules beneficial ownership include shares of our common stock issuable pursuant to the exercise of stock options and warrants that are either immediately exercisable or exercisable within 60 days of October 31, 2021. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. Except as otherwise noted below, the address for persons listed in the table is c/o Sharps Technology Inc, 105 Maxess Road, Ste. 124, Melville, New York 11747

Name and address of beneficial owner	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Directors and Executive Officers:
Robert M. Hayes (1)	125,000	*
Alan R. Blackman(2)	2,603,500	14.3
Andrew R. Crescenzo(1)	65,313	*
Barry B. Berler (3)	3,185,500	17.5
Dr. Steven Hertz (4)	153,500	*
Dr. Soren Bo Christiansen(5)	1,113,750	*
Paul K. Danner (1)	31,250	*
Timothy J. Ruemler (6)	3,187,128	17.4
All Directors and Officers as a Group (8 persons)	10,464,941	54.2
David Loewenstein (7)	3,100,000	17.1

*	Less than 1%.

(1)	Represents shares underlying options.

(2)	Includes 918,000 shares owned by spouse and 85,500 shares underlying options. Mr. Blackman also owns our 1 outstanding share of Series A Preferred Stock, which will provide him with 25% of the voting power of our stockholders with respect to the election of directors.

(3)	Includes 85,500 underlying options.

(4)	Includes 53,500 underlying options.

(5)	Includes 563,750 underlying options.

(6)	Includes 173,608 underlying options.

(7)	Includes 900,000 shares held by Mr. Loewenstein’s spouse. The address of the stockholder is 12 Jefferson Street Apt A, Glen Cove, NY 11542.

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DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 50,000,000 shares of common stock, par value of $0.0001 per share, and 10,000 shares of preferred stock, par value $0.001 per share. 1 share of our preferred stock is designated as Series A Preferred Stock and is held by Alan Blackman, our co-chairman and chief operating officer.

Upon completion of this offering,               shares (assuming no exercise by the underwriters of their option to purchase additional shares and/or additional warrants) of common stock and 1 share of Series A Preferred Stock will be issued and outstanding, which excludes:

●	shares issuable upon exercise of outstanding options; and
●	shares issuable upon exercise of warrants to be issued to the investors and designees of the representative in this offering.

Units

Each unit consists of one share of common stock and one warrant exercisable for one share of common stock, each as described further below. The units will not be issued or certificated. Purchasers will receive only shares of common stock and warrants. The common stock and warrants may be transferred separately immediately upon issuance.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the voting power of our stockholders for the election of directors can elect all of the directors. Holders of the majority of the voting power of the Company’s stockholders, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the voting power of the Company’s stockholders is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company’s articles of incorporation.

Holders of our common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. The Company’s common stock has no pre-emptive rights, no conversion rights and there are no withdrawal provisions applicable to the Company’s common stock.

Warrants to be issued in this offering

The following summary of certain terms and provisions of the warrants included in the units offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of the form of warrant, which is filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the form of warrant.

Exercisability. The warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of common stock underlying the warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the shares of common stock underlying the warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the warrant. No fractional shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

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Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us.

Exercise Price. The exercise price per whole share of common stock purchasable upon exercise of the warrants is $_____ per share or 125% of public offering price of the unit. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Redemption. The warrants will be redeemable by the Company at a price of $                 per warrant at any time subject to the condition that the Company’s common stock has traded for thirty consecutive trading days at a price equal to at least 200% of the exercise price with an minimum daily trading volume of at least $6 million during such thirty day period.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

[Exchange Listing. We intend to apply to have the warrants offered in this offering listed on the Nasdaq Capital Market under the symbol “              “. No assurance can be given that a trading market will develop.]

[Warrant Agent. The warrants will be issued in registered form under a warrant agency agreement between , as warrant agent, and us. The warrants shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.]

Fundamental Transactions. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Governing Law. The warrants and the warrant agency agreement are governed by New York law.

Blank Check Preferred Stock

Our articles of incorporation authorize the issuance of 10,000 shares of preferred stock, par value $0.01 per share, in one or more series, subject to any limitations prescribed by law, without further vote or action by the stockholders. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

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Series A Preferred Stock

One share of our authorized preferred stock has been designated Series A Preferred Stock and is outstanding and held by our co-chairman and chief operating officer, Alan Blackman.

Prior to completion of this offering, we intend to amend the terms of the Series A Preferred Stock (which currently provides the holder with 51% of the voting power of our stockholders) such that, under the amended and restated certificate of designation of Series A Preferred Stock that will be in effect upon completion of this offering, the Series A Preferred Stock will vote together with the common stock on all matters submitted to a vote of the Company’s stockholder and will entitle the holder to 25% of the voting power of the Company’s stockholders. Further, the Series A Preferred Stock, as in effect upon completion of this offering, will not be convertible to common stock, will have no rights to dividends or any liquidation rights.

In the event the Company is sold during the two year period following completion of this offering at a price per share of more than 500% of the initial offering price per unit in this offering, the Series A Preferred Stock, as in effect upon completion of this offering, will entitle the holder to 10% of the total purchase price.

Transfer Agent and Registrar

We will engage a transfer agent and registrar for our common stock prior to completion of this offering

Limitations of Liability and Indemnification

We are subject to the Wyoming Business Corporation Act, or WBCA, which provides that a corporation shall indemnify its directors and any officers who are not directors, who were wholly successful, on the merits or otherwise, in the defense of any proceeding to which such person was a party because he or she was a director (or officer) of the corporation against reasonable expenses incurred by the person in connection with the proceeding.

The WBCA also provides that a corporation may indemnify an individual who is a party to a proceeding because the individual is a director against liability incurred in the proceeding if:

(i) (A) The director conducted himself or herself in good faith; and

(B) He or she reasonably believed that his or her conduct was in or at least not opposed to the corporation’s best interests; and

(C) In the case of any criminal proceeding, the director had no reasonable cause to believe his or her conduct was unlawful; or

(ii) The director engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the corporation’s articles of incorporation (provided that the Company’s Articles of Incorporation do not include any provisions relating to indemnification).

Additionally, the termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described above.

However, unless ordered by a court, a corporation may not indemnify a director:

(i) In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the standard of conduct above; or

(ii) In connection with any proceeding with respect to conduct for which he or she was adjudged liable on the basis that he or she received a financial benefit to which he or she was not entitled, whether or not involving action in the director’s capacity.

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Under the WBCA, a corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the expenses incurred in connection with the proceeding by an individual who is a party to a proceeding because that individual is a member of the Board of Directors under certain circumstances.

Additionally, under the WBCA, a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation:

(i) To the same extent as a director; and

(ii) If he or she is an officer but not a director, to such further extent as may be provided by the articles of incorporation, the Bylaws, a resolution of the Board of Directors or contract, except for:

(A) Liability in connection with a proceeding by or in the right of the corporation other than for expenses incurred in connection with the proceeding; or

(B) Liability arising out of conduct that constitutes:

(I) Receipt by the officer of a financial benefit to which he or she is not entitled;

(II) An intentional infliction of harm on the corporation or the stockholders; or

(III) An intentional violation of criminal law.

A corporation may also indemnify and advance expenses to a current or former officer, employee or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, Bylaws, general or specific action of its Board of Directors or contract.

The Company’s bylaws provide that we will indemnify all current or former directors or officers against any expenses actually or necessarily incurred by them in connection with the defense or settlement of any action, suit or proceeding brought or threatened in which they are or might be made party by reason of being or having been directors of officers of the Company. This indemnification will not apply to any matter as to which such director or officer or former director or officer is adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

The indemnification provisions in our bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might provide a benefit to us and our stockholders. Our results of operations and financial condition may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Listing

We intend to apply to list our common stock [and warrants] on the Nasdaq Capital Market under the symbols “SHRP” [and “              “], respectively.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, however, could adversely affect the market price of our common stock.

Upon completion of this offering, based on our                      shares outstanding as of                   , 2021,                      shares of our common stock will be outstanding, or                  shares of common stock if the underwriters exercise their option to purchase additional shares in full. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

●	shares will be eligible for sale on the date of this prospectus; and

●	shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below, following the date that is 180 days after the date of this prospectus.

Lock-up agreements

Our officers, directors, and holders of 10% or more of our outstanding common stock have entered into or will enter into lock-up agreements with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior consent of the representative. See “Underwriters” for additional information.

Rule 144

Rule 144, as currently in effect, generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our capital stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale, or notice conditions of Rule 144. If such stockholder has beneficially owned the shares of our capital stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the other conditions of Rule 144.

Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 within any three-month period beginning 90 days after the date of this prospectus a number of such shares that does not exceed the greater of the following:

●	1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares; or

●	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our capital stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale, and notice conditions of Rule 144.

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Rule 701

Rule 701 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is not deemed to have been one of our affiliates at any time during the preceding 90 days may sell such shares in reliance upon Rule 144 without complying with the current public information or holding period conditions of Rule 144. Rule 701 also provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is deemed to have been one of our affiliates during the preceding 90 days may sell such shares under Rule 144 without complying with the holding period condition of Rule 144. However, all stockholders who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF THE SECURITIES

The following discussion is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the shares of common stock and accompanying warrants or components thereof, which we refer to collectively as the securities, issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of the securities. This discussion also does not take into account or address any impact from the recently enacted tax legislation. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of the securities.

This discussion is limited to holders that hold the securities as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	persons subject to the alternative minimum tax;

●	persons holding the securities as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	banks, insurance companies, and other financial institutions;

●	brokers, dealers or traders in securities;

●	real estate investment trusts or regulated investment companies;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

●	tax-exempt organizations or governmental organizations;

●	persons deemed to sell the Securities under the constructive sale provisions of the Code;

●	persons for whom our common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

●	persons who hold or receive the Securities pursuant to the exercise of any employee stock option or otherwise as compensation; and

●	tax-qualified retirement plans.

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If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the securities, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding the Securities and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SECURITIES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Each share of common stock and accompanying warrant will be treated for U.S. federal income tax purposes as an investment unit consisting of one share of our common stock and a warrant to purchase one share of our common stock. In determining their tax basis for the common stock and warrant constituting a unit, holders of securities should allocate their purchase price for the unit between the common stock and the warrant on the basis of their relative fair market values at the time of issuance. The Company does not intend to advise holders of the securities with respect to this determination, and holders of the securities are advised to consult their tax and financial advisors with respect to the relative fair market values of the common stock and the warrants for U.S. federal income tax purposes.

Tax Considerations Applicable to U.S. Holders

Definition of a U.S. Holder

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of the securities that, for U.S. federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to continue to be treated as a United States person.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, such distributions of cash or property on our common stock will constitute dividends to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends received by a corporate U.S. Holder may be eligible for a dividends received deduction, subject to applicable limitations. Dividends received by certain non-corporate U.S. Holders, including individuals, are generally taxed at the lower applicable capital gains rate provided certain holding period and other requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital and first be applied against and reduce a U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below in the section relating to the sale or disposition of our common stock.

Cash distributions paid on the warrants, on an “as-converted” basis, if any, are subject to substantially the same tax consequences as described in the preceding paragraph for common stock; however, distributions received in respect of a warrant may not qualify for the lower tax rates applicable to qualified dividend income. U.S. holders should consult their own tax advisors regarding the property treatment of any distributions paid on the warrants

Sale or Other Taxable Disposition of Common Stock

Upon the sale, exchange or other taxable disposition of the common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in such common stock is more than one year at the time of the sale, exchange or other taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally will be subject to reduced rates of U.S. federal income tax. The deductibility of capital losses is subject to certain limitations.

Sale or Other Disposition, Exercise or Expiration of Warrants

Upon the sale or other disposition of a warrant (other than by exercise), a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s tax basis in the warrant. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in such warrant is more than one year at the time of the sale or other disposition. The deductibility of capital losses is subject to certain limitations.

In general, a U.S. Holder will not be required to recognize income, gain or loss upon exercise of a warrant for its exercise price. A U.S. Holder’s tax basis in a share of common stock received upon exercise of warrants will be equal to the sum of (i) the U.S. Holder’s tax basis in the warrants exchanged therefor and (ii) the exercise price of such warrants. A U.S. Holder’s holding period in the shares of common stock received upon exercise will commence on the day after such U.S. Holder exercises the warrants. Although there is no direct legal authority as to the U.S. federal income tax treatment of an exercise of a warrant on a cashless basis, we intend to take the position that such exercise will not be taxable, either because the exercise is not a gain realization event or because it qualifies as a tax-free recapitalization. In the former case, the holding period of the shares of common stock received upon exercise of warrants should commence on the day after the warrants are exercised. In the latter case, the holding period of the shares of common stock received upon exercise of warrants would include the holding period of the exercised warrants. However, our position is not binding on the IRS and the IRS may treat a cashless exercise of a warrant as a taxable exchange. U.S. Holders are urged to consult their tax advisors as to the consequences of an exercise of a warrant on a cashless basis, including with respect to their holding period and tax basis in the common stock received.

If a warrant expires without being exercised, a U.S. Holder will recognize a capital loss in an amount equal to such holder’s tax basis in the warrant. Such loss will be long-term capital loss if, at the time of the expiration, the U.S. Holder’s holding period in such warrant is more than one year. The deductibility of capital losses is subject to certain limitations.

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Constructive Dividends on Warrants

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if at any time during the period in which a U.S. Holder holds warrants, we were to pay a taxable dividend to our stockholders and, in accordance with the anti-dilution provisions of the warrants, the exercise price of the warrants were decreased, that decrease would be deemed to be the payment of a taxable dividend to a U.S. Holder of the warrants to the extent of our earnings and profits, notwithstanding the fact that such holder will not receive a cash payment. If the exercise price is adjusted in certain other circumstances (or in certain circumstances, there is a failure to make adjustments), such adjustments may also result in the deemed payment of a taxable dividend to a U.S. Holder. U.S. Holders should consult their tax advisors regarding the proper treatment of any adjustments to the exercise price of the warrants.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding when such holder receives payments on the common stock or warrants (including constructive dividends) or receives proceeds from the sale or other taxable disposition of common stock or warrants. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

●	fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

●	furnishes an incorrect taxpayer identification number;

●	is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

●	fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax Considerations Applicable to Non-U.S. Holders

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any Holder who is neither an entity treated as a partnership for U.S. federal income tax purposes, nor a U.S. Holder.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Tax Considerations Applicable to Non-U.S. Holders—Sale or Other Taxable Disposition.”

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Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition of Common Stock or Warrants

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); or

●	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met,

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Exercise of Warrants

A non-U.S. Holder generally will not be subject to U.S. federal income tax on the exercise of warrants into shares of common stock. However, if a cashless exercise of warrants results in a taxable exchange, as described in “—Tax Considerations Applicable to U.S. Holders—Sale or Other Disposition, Exercise or Expiration of Warrants,” the rules described below under “Sale or Other Disposition of Common Stock or Warrants” would apply.

50

Constructive Dividends on Warrants

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if at any time during the period in which a non-U.S. Holder holds warrants we were to pay a taxable dividend to our stockholders and, in accordance with the anti-dilution provisions of the warrants, the exercise price of the warrants were decreased, that decrease would be deemed to be the payment of a taxable dividend to a non-U.S. Holder to the extent of our earnings and profits, notwithstanding the fact that such holder will not receive a cash payment. If the exercise price is adjusted in certain other circumstances (or in certain circumstances, there is a failure to make adjustments), such adjustments may also result in the deemed payment of a taxable dividend to a non-U.S. Holder. Any resulting withholding tax attributable to deemed dividends may be collected from other amounts payable or distributable to the non-U.S. Holder. Non-U.S. Holders should consult their tax advisors regarding the proper treatment of any adjustments to the warrants.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

51

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR SECURITIES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S., OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

UNDERWRITING

Aegis Capital Corp. is acting as representative of the underwriters of the offering. We have entered into an underwriting agreement dated , 2021 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of units listed next to its name in the following table:

Underwriter	Number of Units
Aegis Capital Corp.
Total

The underwriters are committed to purchase all the units offered by us, other than those covered by the over-allotment option to purchase additional shares of common stock and/or warrants described below, if they purchase any units. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the units, shares of common stock and warrants subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase up to an aggregate of additional shares of common stock and/or warrants to purchase up to additional shares of common stock (equal to 15% of the common stock and warrants included in the units sold in the offering) in any combination thereof, at the public offering price per share and per warrant, respectively, less underwriting discounts and commissions, solely to cover over-allotments, if any. The purchase price to be paid per additional share of common stock shall be equal to the public offering price of one unit, less the underwriting discount, and the purchase price to be paid per additional warrant shall be $ . If this option is exercised in full, the total price to the public will be $ and the total net proceeds, before expenses, to us will be $ .

Discounts, Commissions and Reimbursement

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

		Per Unit		Total with no Over-Allotment		Total with Over-Allotment
Public offering price	$		$		$
Underwriting discount (8.0%)	$		$		$
Non-accountable expense allowance (1.0%)(1)	$		$		$
Proceeds, before expenses, to us	$		$		$

(1) We have agreed to pay a non-accountable expense allowance to the representative equal to 1.0% of the gross proceeds received in this offering.

52

The underwriters propose to offer the units to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the units to other securities dealers at such price less a concession not in excess of $ per unit. If all of the units offered by us are not sold at the public offering price, the representative may change the offering price and other selling terms by means of a supplement to this prospectus.

We have also agreed to pay up to $125,000 of the representative’s expenses relating to the offering, including for road show, diligence, and legal expenses.

We estimate that the total expenses of the offering payable by us, excluding the discount and non-accountable expense allowance, will be approximately $ .

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we and our executive officers and directors and holders of 10% or more our outstanding common stock, have agreed, subject to limited exceptions, without the prior written consent of the representative not to directly or indirectly offer to sell, sell, pledge or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) any of shares of our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any of our other securities or publicly disclose the intention to do any of the foregoing, for a period of 180 days from the date of this prospectus.

Underwriter Warrants

The Company has agreed to issue to Aegis or its designees warrants to purchase up to a total of 10.0% of the shares of common stock sold in this offering (excluding the shares sold through the exercise of the over-allotment option). Such warrants and underlying shares of common stock are included in this prospectus. The warrants are exercisable at $ per share (125% of the public offering price per unit) commencing on a date which is six (6) months from the effective date of the offering under this prospectus supplement and expiring on a date which is no more than five (5) years from the commencement of sales of the offering in compliance with FINRA Rule 5110. The warrants have been deemed compensation by FINRA and are therefore subject to a 6-month lock-up pursuant to Rule 5110 of FINRA. The underwriters (or their permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from effectiveness. The warrants may be exercised as to all, or a lesser number of shares of common stock and will provide for cashless exercise in the event there is not an effective registration statement for the underlying shares. Such warrants will provide for registration rights upon request, in certain cases. The sole demand registration right provided will not be greater than five years from the commencement of sales of the public offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the commencement of sales of the public offering in compliance with FINRA Rule 5110(g)(8)(D). The warrants will have anti-dilution terms that are consistent with FINRA Rule 5110(g)(8)(E) and (F). The Company will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or the Company’s recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

53

Right of First Refusal and Tail Financing

We have granted the representative a right of first refusal, for a period of 18 months from the consummation of this offering, to act as sole book-runner, sole manager, sole placement agent, sole agent, sole book-runner, sole book-running manger and/or sole underwriter, at the representative’s sole discretion, for each and every future public and private equity or debt offering or debt refinancing, including all equity linked financings (each, a “Subject Transaction”), during such 18 month period, of the Company, or any successor to or subsidiary of the Company, on terms and conditions customary to the representative for such Subject Transactions, provided that the representative has agreed to act as the co-underwriter with right-side placement in the event we engage a Tier I investment bank as our underwriter for a capital raise during such period.

In addition, we have agreed to pay the above cash compensation to the extent that any fund which the representative contacted or introduced to us during the term of our engagement agreement with the representative provides financing or capital in any public or private offering or capital raising transaction during the six-month period following expiration or termination of our engagement letter with the representative.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The representative may agree to allocate a number of securities to underwriters and selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

54

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares of common stock or preventing or retarding a decline in the market price of our shares of common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive market making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

Certain of the underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they may in the future receive customary fees.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

We are being represented by Sichenzia Ross Ference LLP, New York, New York, with respect to certain legal matters as to United States federal securities and New York state law. The validity of the securities offered by this prospectus will be passed upon for us by ____________. Certain legal matters of U.S. federal securities law related to the offering will be passed upon for the underwriters by Kaufman & Canoles, P.C., Richmond, Virginia.

EXPERTS

The financial statements included in this registration statement as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020, have been included herein in reliance upon the report of Manning Elliott LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

55

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our securities, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at sharpstechnology.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

56

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Sharps Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Sharps Technology Inc. (the “Company”), which comprise the balance sheets as at December 31, 2020 and December 31, 2019, and the statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1, the Company has not generated revenue or cash flow from operations since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

September 10, 2021

We have served as the Company’s auditor since 2017.

F-1

SHARPS TECHNOLOGY, INC.

BALANCE SHEETS

	December 31, 2020	December 31, 2019

Assets:
Current Assets
Cash	$1,790,203	$635,501
Prepaid expenses	50,000	-
	1,840,203	635,501

Fixed Assets, net of accumulated depreciation (Note 4)	21,265	25,904
Other Assets (Notes 4 and 5)	370,600	-
TOTAL ASSETS	$2,232,068	$661,405

Liabilities:
Current Liabilities
Accounts payable and accrued liabilities (Note 10)	$101,245	$100,486

Going Concern (Note 1) Commitments and Contingencies (Notes 5 and 12)
Subsequent Events (Note 13)

Stockholders’ Equity:
Preferred stock, $.001 par value; 10,000 shares authorized; 1 share issued and outstanding	-	-
Common stock, $.0001 par value; 50,000,000 shares authorized; 16,089,500 shares issued and outstanding and (2019: 13,747,000)	1,610	1,375
Additional paid-in capital	8,132,505	4,222,542
Accumulated deficit	(6,003,292)	(3,662,998)
Total Stockholders’ Equity	2,130,823	560,919
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,232,068	$661,405

The accompanying notes are an integral part of these financial statements.

F-2

SHARPS TECHNOLOGY, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended	For the year ended
	December 31, 2020	December 31, 2019

Revenue, net	$-	$-

Operating expenses:
Payroll and consulting	789,100	825,752
Stock compensation expense (Note 8)	485,198	336,312
Professional fees	134,124	138,803
Research and development (Note 5)	621,035	388,020
General and administrative	303,969	370,226
Total operating expenses	(2,333,426)	2,059,113
Loss from operations	(2,333,426)	(2,059,113)

Other income (expense)
Interest income	3,333	3,597
Write-off of fixed asset	(10,201)	-
Net loss and comprehensive loss	$(2,340,294)	$(2,055,516)

Net loss per share, basic and diluted	$(0.16)	$(0.16)
Weighted average shares used to compute net loss per share, basic and diluted	14,814,679	13,230,038

The accompanying notes are an integral part of these financial statements.

F-3

SHARPS TECHNOLOGY, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Preferred Stock		Common Stock		Common Stock Subscription	Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Equity
Balance – January 1, 2019	1	$-	12,311,625	$1,231	$(180,000)	$2,168,874	$(1,607,482)	$382,623
Net loss for the year ended December 31, 2019	-	-	-	-	-	-	(2,055,516)	(2,055,516)
Vesting of restricted stock	-	-	62,500	6	-	78,119	-	78,125
Share-based compensation charges	-	-	-	-	-	258,187	-	258,187
Issuance of common stock from subscriptions	-	-	1,486,000	149	-	1,817,351	-	1,817,500
Proceeds from common stock subscribed	-	-	-	-	180,000	-	-	180,000
Issuance of common stock for services	-	-	50,000	5	-	62,495	-	62,500
Repurchase and retirement of shares issued	-	-	(163,125)	(16)	-	(162,484)	-	(162,500)
Balance – December 31, 2019	1	$-	13,747,000	$1,375	$-	$4,222,542	$(3,662,998)	$560,919

Net loss for the year ended December 31, 2020	-	-	-	-	-	-	(2,340,294)	(2,340,294)
Share-based compensation charges	-	-	-	-	-	485,198	-	485,198
Issuance of common stock from subscriptions	-	-	2,342,500	235	-	3,424,765	-	3,425,000
Balance – December 31, 2020	1	$-	16,089,500	$1,610	$-	$8,132,505	$(6,003,292)	$2,130,823

The accompanying notes are an integral part of these financial statements.

F-4

SHARPS TECHNOLOGY, INC.

STATEMENTS OF CASH FLOWS

	For the year ended	For the year ended
	December 31, 2020	December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,340,294)	$(2,055,516)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	11,038	10,587
Stock-based compensation	485,198	336,312
Write-off of fixed asset	10,201	-
Issuance of common stock for services	-	62,500

Changes in operating assets
Prepaid expenses	(50,000)	25,000
Accounts payable and accrued liabilities	759	47,416
Net cash used in operating activities	(1,883,098)	(1,573,701)

CASH FLOWS FROM INVESTING ACTIVITIES:
Deposits paid on fixed assets	(295,600)	-
Purchase of fixed assets	(16,600)	(11,176)
Other assets - Escrow	(75,000)	-
Net cash used in investing activities	(387,200)	(11,176)

CASH FLOWS FROM FINANCING ACTIVITIES:
Common stock issued	3,425,000	1,817,500
Subscription receivable	-	180,000
Common stock purchased and retired	-	(162,500)
Net cash provided by financing activities	3,425,000	1,835,000

NET INCREASE IN CASH	1,154,702	250,123
CASH — BEGINNING OF YEAR	635,501	385,378
CASH — END OF YEAR	$1,790,203	$635,501

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for taxes	$1,127	$-

The accompanying notes are an integral part of these financial statements.

F-5

SHARPS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 1. Description of Business and Going Concern

Nature of Business

Sharps Technology, Inc. (“Sharps” or the “Company”) is a pre-revenue medical device company that has designed and patented various safety syringes and is seeking commercialization by manufacturing and distribution of its products. On January 16, 2017 (date of inception), the Company commenced evaluating the market of safety syringes. During the period from inception on January 16, 2017 through December 31, 2017, a founder and significant shareholder of the Company contributed an estimated $124,415 of donated capital to the Company via a combination of time and expenses incurred on behalf of the Company. On December 11, 2017, the Company was incorporated in Wyoming and the three founders contributed the intellectual property and services to the Company in exchange for 3,200,000 shares each. Based upon SAB Topic 5G, the intellectual property has been accounted for at predecessor cost of $Nil as the intellectual property consisted of research and development costs that were expensed as incurred under the Company’s accounting policy in accordance with US GAAP. See Note 12 – Commitments and Contingencies.

The Company’s fiscal year ends on December 31.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not generated revenue or cash flow from operations since inception. As at December 31, 2020, the Company had a working capital surplus of $1,738,958 which is unable to fund the Company’s planned operations for the next 12 months. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon the Company’s ability to raise sufficient financing to acquire or commercialize its products into a profitable business. The Company intends to finance its future development and commercialization activities and its working capital needs largely from the sale of equity securities and/or with additional funding from other traditional financing sources, including related party advances and term notes until such time that funds provided by operations are sufficient to fund working capital requirements. Subsequent to December 31, 2020, the Company raised gross proceeds of $2,340,000 through the sale of 1,170,000 shares of common stock at $2.00 per share (see Note 6 and 13). The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak has adversely affected workforces, economies, and financial markets globally leading to an economic downturn in certain industries and countries. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds. Management continues to monitor the situation but has not experienced a significant disruption to its product development efforts.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared by the Company in accordance with generally accepted accounting principles (“GAAP”) in the United States (“U.S.”), and are expressed in U.S. dollars.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The accounting estimates and assumptions that require management’s most significant, difficult, and subjective judgment include the valuation and recognition of stock-based compensation expense. Actual results experienced by the Company may differ from management’s estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with various financial institutions.

Fixed Assets

Fixed assets are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. The Company’s fixed assets consist of equipment and website. Depreciation is calculated using the straight-line method over the following useful lives: Equipment – 3 years and Website – 3 years.

Impairment of Long-Lived Assets

Long-lived assets are reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount of an asset group to the future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset.

The Company wrote-off $10,201 in connection with website costs during the year ended December 31, 2020. There were no impairment losses recognized during the year ended December 31, 2019.

F-6

Goodwill and Purchased Identified Intangible Assets

Goodwill

When applicable, goodwill will be recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and identified intangible assets acquired under a business combination. Goodwill also includes acquired assembled workforce, which does not qualify as an identifiable intangible asset. The Company reviews impairment of goodwill annually in the third quarter, or more frequently if events or circumstances indicate that the goodwill might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If, after assessing the totality of events or circumstances, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the quantitative goodwill impairment test is unnecessary. If, based on the qualitative assessment, it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company proceeds to perform the quantitative goodwill impairment test. The Company first determines the fair value of a reporting unit using weighted results derived from an income approach and a market approach. The income approach is estimated through the discounted cash flow method based on assumptions about future conditions such as future revenue growth rates, new product and technology introductions, gross margins, operating expenses, discount rates, future economic and market conditions, and other assumptions. The market approach estimates the fair value of the Company’s equity by utilizing the market comparable method which is based on revenue multiples from comparable companies in similar lines of business. The Company then compares the derived fair value of a reporting unit with its carrying amount. If the carrying value of a reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

Identified Intangible Assets

When applicable, the Company’s identified intangible assets are amortized on a straight-line basis over their estimated useful lives. The Company makes judgments about the recoverability of finite-lived intangible assets whenever facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, the Company assesses recoverability by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets. If the useful life is shorter than originally estimated, the Company would accelerate the rate of amortization and amortize the remaining carrying value over the new shorter useful life. The Company evaluates the carrying value of indefinite-lived intangible assets on an annual basis, and an impairment charge would be recognized to the extent that the carrying amount of such assets exceeds their estimated fair value.

Stock-based Compensation Expense

The Company measures its stock-based awards made to employees based on the estimated fair values of the awards as of the grant date. For stock option awards, the Company uses the Black-Scholes option-pricing model. For restricted stock awards, the estimated fair value is generally the fair market value of the underlying stock on the grant date. Stock-based compensation expense is recognized over the requisite service period and is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. The Company recognizes forfeitures of stock-based awards as they occur on a prospective basis.

Stock-based compensation expense for awards granted to non-employees as consideration for services received is measured on the date of performance at the fair value of the consideration received or the fair value of the equity instruments issued, whichever can be more reliably measured. Compensation expense for awards granted to non-employees is periodically remeasured as the underlying awards vest.

Basic and Diluted Loss Per Share

The Company computes net loss per share in accordance with ASC 260, Earnings per Share. ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the statement of operations and comprehensive loss. Basic EPS is computed by dividing net income (loss) available to common stockholders (numerator) by the weighted average number of shares outstanding (denominator) during the year. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Income Taxes

The Company must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are used in the calculation of tax credits, tax benefits, tax deductions, and in the calculation of certain deferred taxes and tax liabilities. Significant changes to these estimates may result in an increase or decrease to the Company’s tax provision in a subsequent period.

The provision for income taxes was comprised of the Company’s current tax liability and changes in deferred income tax assets and liabilities. The calculation of the current tax liability involves dealing with uncertainties in the application of complex tax laws and regulations and in determining the liability for tax positions, if any, taken on the Company’s tax returns in accordance with authoritative guidance on accounting for uncertainty in income taxes. Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities. The Company must assess the likelihood that it will be able to recover the Company’s deferred tax assets. If recovery is not likely on a more-likely-than-not basis, the Company must increase its provision for income taxes by recording a valuation allowance against the deferred tax assets that it estimates will not ultimately be recoverable. However, should there be a change in the Company’s ability to recover its deferred tax assets, the provision for income taxes would fluctuate in the period of such change.

F-7

Research and Development Costs

Research and development costs are expensed as incurred.

Advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. Such amounts are recognized as an expense as the related goods are delivered or the services are performed.

Contingencies

From time to time, the Company may be involved in legal and administrative proceedings and claims of various types. The Company records a liability in its financial statements for these matters when a loss is known or considered probable and the amount can be reasonably estimated. Management reviews these estimates in each accounting period as additional information becomes known and adjusts the loss provision when appropriate. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in the consolidated financial statements. If a loss is probable but the amount of loss cannot be reasonably estimated, the Company discloses the loss contingency and an estimate of possible loss or range of loss (unless such an estimate cannot be made). The Company does not recognize gain contingencies until they are realized. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Note 3. Recent Accounting Pronouncements

Adoptions of New Accounting Pronouncements

During the year ended December 31, 2019, the Company adopted ASU No. 2016-02, “ Leases” (Topic 842) (ASU 2016-02), which generally requires companies to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet. Company adopted the new standard effective January 1, 2019 using the modified retrospective basis. Upon the adoption of this standard there has been no impact to the Company’s financial statements.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions and amends certain requirements in the existing income tax guidance to ease accounting requirements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 and must be applied on a retrospective basis. The Company is in the process of assessing the impact of this new guidance on its consolidated financial statements and disclosures.

In March 2020, the FASB issued ASC Topic 848, Reference Rate Reform. ASC Topic 848 provides relief for impacted areas as it relates to impending reference rate reform. ASC Topic 848 contains optional expedients and exceptions for applying GAAP to debt arrangements, contracts, hedging relationships, and other areas or transactions that are impacted by reference rate reform. This guidance is effective upon issuance for all entities and elections of certain optional expedients are required to apply the provisions of the guidance.

On August 5, 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. ASU 2020-06 simplifies the guidance in U.S. GAAP on the issuer’s accounting for convertible debt instruments, requires entities to provide expanded disclosures about “the terms and features of convertible instruments” and how the instruments have been reported in the entity’s financial statements. It also removes from ASC 815-40-25-10 certain conditions for equity classification and amends certain guidance in ASC 260, Earnings per Share, on the computation of EPS for convertible instruments and contracts on an entity’s own equity. An entity can use either a full or modified retrospective approach to adopt the ASU’s guidance. The ASU’s amendments are effective for smaller public business entities fiscal years beginning after December 15, 2023. The Company continues to assess all potential impact of the standard and will disclose the nature and reason for any elections that the Company makes.

The Company does not expect the adoption of any accounting pronouncements to have a material impact on the financial statements.

F-8

Note 4. Fixed Assets

Fixed asset, net, as of December 31, 2020 and 2019, are summarized as follows:

	2020	2019
Website	$16,600	$33,451
Equipment	8,000	8,000
	24,600	41,451
Less: accumulated depreciation	(3,335)	(15,547)
Fixed asset, net	$21,265	$25,904

Depreciation expense of fixed assets for the years ended December 31, 2020 and 2019 was $11,038 and $10,587, respectively. During the year ended December 31, 2020, the Company purchased fixed assets in the amount of $16,600 and wrote off $10,201 in fixed assets.

During 2020, the Company entered into orders for tooling, machinery and equipment with a third party for approximately $1,150,000. As of December 31, 2020 the Company has made progress payments of approximately $295,600 which are recorded in Other Assets. Subsequent to December 31, 2020, the Company has made additional payments of $800,000.

In 2021, the Company has made progress payments of $1,250,000 in cash, issued 250,000 shares of common stock and 200,000 stock options for additional manufacturing machinery. The Company will receive title to the aforementioned fixed assets upon final inspection and completion of the manufacturing by the third party.

Note 5. Acquisition Agreement

In June 2020, the Company entered into a Share Purchase Agreement (“Agreement”) and amendments to the Agreement through July 19, 2021, collectively, the Agreements, to purchase either the stock or certain assets of a manufacturing facility for $2.5M in cash, plus additional consideration of 100,000 shares of common stock with a fair market value of $2.00 and 125,000 stock options with an exercise price of $2.00. The Agreements provided the Company various periods for due diligence and post due diligence, requirements for escrow payments of $150,000 and a closing date no later than February 28, 2022 (“Closing Date”).

As of December 31, 2020, the Company has paid $75,000 in escrow payments, which is recorded in Other Assets. A further escrow payment of $75,000 was paid in March 2021. The escrow payments may be forfeited upon: the occurrence of any damage to the assets caused by the actions of the Company; the occurrence of any debt on the books of the seller as a result of an expense initiated by the Company; any failure by the Company to fund the Operating Costs; and any material breach by the Company of its obligations under this Agreement that causes any financial damage to either the seller or the assets. On the Closing Date, the Escrow balances will be applied to the final payment due the Sellers.

Through the Closing Date, the Agreements provide the Company with the exclusive use of the facility in exchange for payment of the facility’s operating costs. The estimated fee is $50,000 per month (“Operating Costs”), which primarily covers the facility’s operating costs, mainly comprised of the seller’s workforce costs and other recurring monthly operating costs.

The payment of the Operating Costs does not provide the Company with rights associated with a rent agreement. As a result, the payment of operating costs was concluded not to be in substance a lease agreement, and no right-of-use asset or lease liability were recognized. Through December 31, 2020, the Company had remitted $345,000 for the aforementioned Operating Costs. These costs were included in Research and Development expense in the statement of operations and comprehensive loss as the activities at the facility in 2020 were related to design and testing of the Company’s products.

Note 6. Stockholders’ Equity

Capital Structure

On December 11, 2017, the Company was incorporated in Wyoming with 20,000,000 shares of common stock authorized with a $0.0001 par value. Effective, April 18, 2019, the Company’s authorized common stock was increased to 50,000,000 shares of common stock. The articles of incorporation also authorized 10,000 preferred shares with a $0.001 par value.

Common Stock

During 2020, the Company raised $3,425,000 through the sale of 2,342,500 shares of common stock. The average subscription price per share was $1.46.

During 2019, the Company raised $1,817,500 through the sale of 1,486,000 shares of common stock. The average subscription price per share was $1.22.

During 2019, the Company repurchased 163,125 of 204,125 shares previously sold to an investor in connection with a reverse merger transaction. The Company cancelled this transaction and was obligated, if requested by the investor, to make such a repurchase for $162,500. The Company concluded this repurchase and the shares have been cancelled and retired.

During the year ended December 31, 2019, the Company issued 50,000 shares for services relating the research and development. The shares were valued at the estimated fair value of the Company’s common stock at the date the shares were issued. The Company recorded stock compensation charge of $62,500 for the services performed in 2019.

F-9

Common stock subscription

In March 2018, the Company entered into a stock subscription agreement (the “Agreements”) for 360,000 shares. The Agreements provided for the purchase of common shares over a period of five years at $0.50 per share. In 2019, the Agreements were modified to accelerate the payment of the subscription receivables at a reduced subscription price or extending an option if the subscription receivable was not paid within a specified period. The terms were further modified that resulted in the subscribers assuming a full risk of loss, a condition not within the original Agreements. The amended subscriptions resulted in total payment of $140,000 and a reduction in the subscription receivable of $40,000 during the 2019 fiscal year resulting in the Agreements, as amended, being fully satisfied.

Restricted Common Stock Award

In March and July 2018, the Company issued 900,000 restricted share awards to officers of the Company in conjunction with compensation arrangements. The restricted shares vested 25% upon grant, 25% one year from the grant date and 50% two years from the grant date. The restricted shares were valued at $.50 per share, the estimated value of the Company’s common stock. As of December 31, 2019, 62,500 shares had vested, and the balance were cancelled due to termination of services. During the year ended December 31, 2019, the Company recorded stock compensation of $78,119.

Note 7. Preferred Stock

In February 2018, the Company Board of Directors issued one share of Series A Preferred Stock to Alan Blackman, the Company’s co-founder and Director The Series A Preferred Stock entitles the holder to vote 50.1% on any matters related to the election of directors. The Series A Preferred Stock has no right to dividends, or distributions in the event of a liquidation and is not convertible into common stock.

Note 8. Stock Options

A summary of options granted and outstanding is presented below:

	2020		2019
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at Beginning of year	1,890,000	$0.85	1,720,000	$0.76
Granted	935,000	1.33	470,000	1.25
Exercised			(50,000)	(0.50)
Forfeited	(50,000)	$(0.50)	(250,000)	$(0.80)

Outstanding at end of year	2,775,000	$1.04	1,890,000	$0.85

Exercisable at end of year	1,966,545	$0.92	1,067,703	$0.80

During the years ended December 31, 2020 and 2019, the estimated weighted-average grant-date fair value of options granted was $1.33 per share and $1.25 per share, respectively. As of December 31, 2020 and 2019, there was $421,874 and $378,759, respectively, of unrecognized stock-based compensation related to unvested stock options, which is expected to be recognized over a weighted-average period of 18 months and 8 months, respectively.

The following table summarizes information about options outstanding at December 31, 2020:

Exercise Prices	Shares Outstanding	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life	Shares Exercisable	Aggregate Intrinsic Value
$0.50	440,000	$735,000	2.37	440,000	$660,000
$0.80	730,000	$816,000	2.58	730,000	$876,000
$1.25	1,505,000	$1,128,750	4.24	796,545	$597,000
$2.00	100,000	$-	4.95	-	$-

The aggregate intrinsic values of stock options outstanding and exercised December 31, 2020 were calculated as the difference between the exercise price of the options and the fair value of the Company’s common stock on December 31, 2020.

In 2020 and 2019, the Company recognized stock-based compensation expense of $485,198 and $258,187, respectively.

F-10

The fair value of stock option awards accounted for under ASC 718 was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Expected term (years)	1.62 to 3.50	2.62 to 3.35
Expected volatility	72.67% to 90.82%	72.67% to 73.79%
Risk-free interest rate	0.16% to 1.37%	1.37% - 2.44%
Dividend rate	0%	0%

Expected Term—The Company’s expected term represents the period that the Company’s options granted are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term). The Company has limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants.

Expected Volatility—Since the Company does not have a trading history for its common stock, the expected volatility is estimated based on the average leveraged volatility for comparable publicly traded companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, capital structure, stage in the life cycle and industry.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

Expected Dividend—The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.

Note 9. Income Taxes

A reconciliation of the Federal statutory rate (21%) to the total effective rate applicable to income (loss) is as follows:

	Year Ended	Year Ended
	December 31, 2020	December 31, 2019

Expected benefit at statutory federal tax rate	$(491,462)	$(431,658)
State and local taxes, net of federal tax benefit	(155,505)	(269,375)
Other	264,094	1,082
Change in valuation allowance	382,873	699,951
	$-	$-

The components of the Company’s deferred tax assets are as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Deferred tax assets:
Fixed assets	$10,169	$5,310
Stock-based compensation	305,822	212,130
Net operating losses - federal	963,558	605,061
Net operating losses – state and local	304,883	379,058
Research Credit	6,735	6,735
	1,591,167	1,208,294
Less Valuation Allowance	(1,591,167)	(1,208,294)
Net deferred tax assets	$-	$-

The authoritative guidance, requires the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered.

The guidance also requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence needs to be considered, including a company’s current and past performance, the market environment in which the company operates, length of carryback and carryforward periods and existing contracts that will result in future profits. After reviewing all the evidence, the company has recorded a full valuation allowance.

F-11

In January 2018, the FASB released guidance on the accounting for tax on the global intangible low-taxed income (“GILTI”) provisions of the Act. The GILTI provisions impose a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. The guidance allows companies to make an accounting policy election to either (i) account for GILTI as a component of tax expense in the period in which they are subject to the rules (the period cost method), or (ii) account for GILTI in the Company’s measurement of deferred taxes (the deferred method). After completing the analysis of the GILTI provisions, the Company elected to account for GILTI using the period cost method.

At December 31, 2020, the Company had federal net operating loss carryforwards of $4,588,000 which do not expire and state and local net operating loss carryforwards of approximately $4,588,000, which expire through 2040.

The Company files a Federal and New York State tax returns on a year ending December 31, previously as of June 30. The years that remain subject to examination are the years ended June 30, 2018 and June 30, 2019 and six months ended December 31, 2019. Interest and penalties, if any, related to income tax liabilities are included in income tax expense. As of December 31, 2020, the Company does not have a liability for uncertain tax positions.

On March 27, 2020, the CARES Act was signed into law. The CARES Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, and modifications to the net interest deduction limitations. While the Company continues to evaluate the impact of the CARES Act, it does not currently believe it will have a material impact on the Company’s income taxes or related disclosures.

Note 10. Related Party Transactions and Balances

As of December 31, 2020 and 2019, accounts payable and accrued liabilities include $47,500 and $6,500, respectively, payable to officers and directors and the Company. The amounts are unsecured, non-interest bearing and are due on demand.

Note 11. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, require an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value.

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities. Valuations are based on quoted prices that are readily and regularly available in an active market and do no entail a significant degree of judgment.

Level 2

Level 2 applied to assets or liabilities for which there are other than Level 1 observable inputs such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market date.

Level 2 instruments require more management judgment and subjectivity as compared to Level 1 instruments. For instance: determining which instruments are most similar to the instrument being priced requires management to identify a sample of similar securities based on the coupon rates, maturity, issuer credit rating and instrument type, and subjectively select an individual security or multiple securities that are deemed most similar to the security being priced; and determining whether a market is considered active requires management judgment.

Level 3

Level 3 applied to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The determination for Level 3 instruments requires the most management judgment and subjectivity.

The Company’s financial instruments consist of cash and accounts payable. The fair value of cash is determined based on “Level 1” inputs. The Company believes that the carrying value of accounts payable approximates fair value due to their short duration.

As of December 31, 2020, there were no assets or liabilities measured at fair value on a recurring basis presented on the Company’s balance sheet, other than cash.

Note 12. Commitments and Contingencies

Contingencies

At each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company is currently not involved in any litigation or other loss contingencies.

F-12

Consulting Agreements

In connection with the purchase of certain intellectual property in July 2017, Barry Berler and Alan Blackman entered into a consulting agreement whereby Barry Berler was paid a fee of $4,500 per month to perform consulting services related to the intellectual property on an as needed basis. The agreement was a five-year agreement (“Agreement”), which provided that the consulting fee increases to $5,500 per month over a two-year period. The Consulting agreement was assumed by the Company in December 2017 and services under the agreement began in April 2018. Subsequent to April 2018, the Agreement has been amended to provide for additional services being performed. Effective January 1, 2020, consulting fees were $15,000 per month. The Agreement, which expires May 31, 2024, provides for cancellation by the Company with six-months’ notice. The Agreement was further amended effective January 1, 2021 to increase consulting fees to $18,000 per month.

The Company has consulting arrangements with Board members and other parties for monthly fees. The consultants provide general business, research and development, regulatory and medical advisory services. The arrangements provide for cancellation by the Company with three to six months’ notice.

Royalty Agreement

In connection with the purchase of certain intellectual property in July 2017, Barry Berler and Alan Blackman entered into a royalty agreement which provides that Barry Berler will be entitled to a royalty of four percent (4%) of net sales derived from the use, sale, lease, rent and export of products related to the intellectual property. The royalty continues until the patent expires or is no longer used in the Company’s product. The royalty agreement was assumed by the Company in December 2017.

In September 2018, the Royalty Agreement was amended to reduce the royalty to 2% and further provided for a single payment of $500,000 to Barry Berler within three years in return for cancellation of all further royalty obligations of the Company. In May 2019, the Royalty Agreement was further amended to change the payment date to on or before May 31, 2021 or during the term of the amended Royalty Agreement should the Company be acquired or a controlling interest be acquired.

Note 13. Subsequent Events

The Company has evaluated subsequent events through September 10, 2021, which is the date the financial statements were available to be issued.

Stock Issuance

During the period from January 1, 2021 to September 10, 2021, the Company raised gross proceeds of $2,340,000 through the sale of 1,170,000 shares of common stock at $2.00 per share and issued 250,000 shares with an estimated fair value of $500,000 to a vendor for engineering and design services provided for equipment and for partial payments for equipment begin manufactured and 100,000 shares related to an acquisition (See Note 5).

Stock Options

During the period from January 1, 2021 to September 10, 2021, the Company issued 1,246,000 stock options with an exercise price of $2.00, including 125,000 stock options in connection with an acquisition agreement (See Note 5), 200,000 stock options to a vendor in connection with the purchase of machinery (see Note 4) and 400,000 stock options in connection with the below employment agreement.

Employment Agreement

The Company hired and entered into an employment agreement with its Chief Executive Officer on September 9, 2021. The agreement is cancellable by either party with sixty-days’ notice. The agreement provides for annual compensation of $270,000 plus bonus compensation for achieving stated revenue targets. In addition, the agreement provides for 400,000 stock options at $2.00 per share with 25% vesting on the agreement date and the balance over thirty-six months. If a change in control occurs, as specified, vesting is accelerated.

F-13

SHARPS TECHNOLOGY, INC.

CONDENSED INTERIM BALANCE SHEETS

AS AT JUNE 30, 2021 AND DECEMBER 31, 2020

	Note	June 30, 2021	December 31, 2020
		(unaudited)	(audited)
		$	$
ASSETS
CURRENT
Cash		479,359	1,790,203
Prepaid expenses		50,000	50,000
		529,359	1,840,203

Fixed assets, net of accumulated depreciation	4	17,765	21,265
Other assets	4 & 5	2,429,112	370,600
TOTAL ASSETS		2,976,236	2,232,068

LIABILITIES
CURRENT
Accounts payable and accrued liabilities		116,746	101,245

STOCKHOLDERS’ EQUITY
Preferred stock, $.001 par value; 10,000 shares authorized; 1 share issued and outstanding		-	-
Common stock, $.0001 par value; 50,000,000 shares authorized; 17,169,500 shares issued and outstanding at June 30, 2021, and (December 31, 2020 - 16,089,500)		1,718	1,610
Additional paid-in capital		10,586,400	8,132,505
Accumulated deficit		(7,728,628)	(6,003,292)
Total Stockholders’ Equity		2,859,490	2,130,823
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$2,976,236	$2,232,068

GOING CONCERN (Note 1)

COMMITMENTS AND CONTINGENCIES (Note 11)

SUBSEQUENT EVENTS (Note 12)

The accompanying notes are an integral part of these financial statements

F-14

SHARPS TECHNOLOGY, INC.

CONDENSED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$

Revenue, net	-	-	-	-

Operating expenses:
Payroll and consulting	270,659	145,675	539,113	319,750
Stock compensation expense	104,766	75,549	294,003	167,896
Research and development	294,109	143,439	656,699	177,297
General and administrative	141,353	111,182	236,212	200,138
Total operating expenses	810,887	475,845	1,726,027	865,081
Loss from operations	(810,887)	(475,845)	(1,726,027)	(865,081)

Other income (expense)
Interest income	240	831	692	1,689
Write-off of fixed asset	-	-	-	-
Net loss and comprehensive loss	(810,647)	(475,014)	(1,725,335)	(863,392)

Net loss per share, basic and diluted	($0.05)	($0.04)	($0.10)	($0.07)
Weighted average shares used to compute net loss per share, basic and diluted	16,894,500	13,191,625	16,492,000	12,898,292

The accompanying notes are an integral part of these financial statements

F-15

SHARPS TECHNOLOGY, INC.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (unaudited)

	Six Months Ended
	June 30, 2021	June 30, 2020
	$	$

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	(1,725,336)	(863,392)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,500	6,294
Stock compensation expense	294,003	167,896
Changes in operating assets:
Prepaid and other current assets	-	(7,250)
Accounts payable and accrued liabilities	15,501	(51,487)
Net cash used in operating activities	(1,412,332)	(747,939)

CASH FLOWS FROM INVESTING ACTIVITIES:
Deposits paid on fixed assets included in other assets	(1,473,250)	-
Purchase of fixed assets	-	(7,950)
Other assets - escrow and other	(85,262)	-
Net cash used in investing activities	(1,558,512)	(7,950)

CASH FLOWS FROM FINANCING ACTIVITIES:
Common stock issued	1,660,000	1,100,000
Net cash provided by financing activities	1,660,000	1,100,000

NET INCREASE (DECREASE) IN CASH	(1,310,844)	344,111
CASH — BEGINNING OF YEAR	1,790,203	635,501
CASH — END OF PEROD	479,359	979,612

Non-cash investing and financing activity:
Common stock issued for deposits on fixed assets included in other assets	500,000	-
Cash paid for interest and taxes	-	-

The accompanying notes are an integral part of these financial statements

F-16

SHARPS TECHNOLOGY, INC.

CONDENSED INTERIM STATEMENTS OF STOCKHOLDERS’ EQUITY

(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
		$		$	$	$	$

Balance – December 31, 2019	1	-	13,747,000	1,375	4,222,542	(3,662,998)	560,919

Net loss for the three months ended March 31, 2020	-	-	-	-	-	(388,378)	(388,378)
Share-based payments	-	-	-	-	92,347	-	92,347
Issuance of common stock from subscriptions	-	-	550,000	55	1,099,945	-	1,100,000
Balance - March 31, 2020	-	-	14,297,000	1,430	5,414,834	(4,051,376)	1,364,888

Net loss for the three months ended June 30, 2020	-	-	-	-	-	(475,014)	(475,014)
Share-based payments	-	-	-	-	75,549	-	75,549
Balance - June 30, 2020	1	-	14,297,000	1,430	5,490,383	(4,526,390)	965,423

The accompanying notes are an integral part of these financial statements

F-17

SHARPS TECHNOLOGY, INC.

CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY

(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
		$		$	$	$	$

Balance – December 31, 2020	1	-	16,089,500	1,610	8,132,505	(6,003,292)	2,130,823

Net loss for the three months ended March 31, 2021	-	-	-	-	-	(914,689)	(914,689)
Share-based payments	-	-	-	-	189,237	-	189,237
Issuance of common stock for equipment order	-	-	50,000	5	99,995	-	100,000
Balance - March 31, 2020	1	-	16,139,500	1,615	8,421,737	(6,917,981)	1,505,371

Net loss for the three months ended June 30, 2021	-	-	-	-	-	(810,647)	(810,647)
Share-based payments	-	-	-	-	104,766	-	104,766
Issuance of common stock from subscriptions	-	-	830,000	83	1,659,917	-	1,660,000
Issuance of common stock for equipment order	-	-	200,000	20	399,980	-	400,000
Balance - June 30, 2021	1	-	17,169,500	1,718	10,586,400	(7,728,628)	2,859,490

The accompanying notes are an integral part of these financial statements

F-18

SHARPS TECHNOLOGY, INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (unaudited)

1.	Description of Business and Going Concern

Nature of Business

Sharps Technology, Inc. (“Sharps” or the “Company”) is a pre-revenue medical device company that has designed and patented various safety syringes and is seeking commercialization by manufacturing and distribution of its products. On January 16, 2017 (date of inception), the Company commenced evaluating the market of safety syringes. During the period from inception on January 16, 2017, through December 31, 2017, a founder and significant shareholder of the Company contributed an estimated $124,415 of donated capital to the Company via a combination of time and expenses incurred on behalf of the Company. On December 11, 2017, the Company was incorporated in Wyoming and the three founders contributed the intellectual property and services to the Company in exchange for 3,200,000 shares each. Based upon SAB Topic 5G, the intellectual property has been accounted for at predecessor cost of $Nil as the intellectual property consisted of research and development costs that were expensed as incurred under the Company’s accounting policy in accordance with US GAAP. See Note 11 – Commitments and Contingencies.

The Company’s fiscal year ends on December 31.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not generated revenue or cash flow from operations since inception. As at June 30, 2021 and December 31, 2020, the Company had a working capital surplus of $412,613 and $1,738,958, respectively which is unable to fund the Company’s planned operations for the next 12 months. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon the Company’s ability to raise sufficient financing to acquire or commercialize its products into a profitable business. The Company intends to finance its future development and commercialization activities and its working capital needs largely from the sale of equity securities and/or with additional funding from other traditional financing sources, including related party advances and term notes until such time that funds provided by operations are sufficient to fund working capital requirements. Subsequent to June 30, 2021 through to November 19, 2021, the Company raised cash proceeds of $1,501,347 and subscriptions receivable of $185,083 payable by December 31, 2021 through the issuance of 843,215 shares of common stock at $2.00 per share (see Note 12). The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak has adversely affected workforces, economies, and financial markets globally leading to an economic downturn in certain industries and countries. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds. Management continues to monitor the situation but has not experienced a significant disruption to its product development efforts.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared by the Company in accordance with generally accepted accounting principles (“GAAP”) in the United States (“U.S.”) and are expressed in U.S. dollars.

F-19

SHARPS TECHNOLOGY, INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (unaudited)

2.	Summary of Significant Accounting Policies (continued)

Unaudited Interim Results

The accompanying unaudited financial statements of the Company have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments which included only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows. The results for the six months ended June 30, 2021, are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other interim period or for any future year. These unaudited financial statements should be read in conjunction with the Company’s audited financial statements for the years ended December 31, 2020 and 2019.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The accounting estimates and assumptions that require management’s most significant, difficult, and subjective judgment include the valuation and recognition of stock-based compensation expense. Actual results experienced by the Company may differ from management’s estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with various financial institutions.

Fixed Assets

Fixed assets are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. The Company’s fixed assets consist of equipment and website. Depreciation is calculated using the straight-line method over the following useful lives: Equipment – 3 years and Website – 3 years.

Impairment of Long-Lived Assets

Long-lived assets are reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount of an asset group to the future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset.

F-20

SHARPS TECHNOLOGY, INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (unaudited)

2.	Summary of Significant Accounting Policies (continued)

Goodwill and Purchased Identified Intangible Assets

Goodwill

When applicable, goodwill will be recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and identified intangible assets acquired under a business combination. Goodwill also includes acquired assembled workforce, which does not qualify as an identifiable intangible asset. The Company reviews impairment of goodwill annually in the third quarter, or more frequently if events or circumstances indicate that the goodwill might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If, after assessing the totality of events or circumstances, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than it’s carrying amount, then the quantitative goodwill impairment test is unnecessary. If, based on the qualitative assessment, it is determined that it is more likely than not that the fair value of a reporting unit is less than it carrying amount, then the Company proceeds to perform the quantitative goodwill impairment test. The Company first determines the fair value of a reporting unit using weighted results derived from an income approach and a market approach. The income approach is estimated through the discounted cash flow method based on assumptions about future conditions such as future revenue growth rates, new product and technology introductions, gross margins, operating expenses, discount rates, future economic and market conditions, and other assumptions. The market approach estimates the fair value of the Company’s equity by utilizing the market comparable method which is based on revenue multiples from comparable companies in similar lines of business. The Company then compares the derived fair value of a reporting unit with it carrying amount. If the carrying value of a reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

Identified Intangible Assets

When applicable, the Company’s identified intangible assets are amortized on a straight-line basis over their estimated useful lives. The Company makes judgments about the recoverability of finite-lived intangible assets whenever facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, the Company assesses recoverability by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets. If the useful life is shorter than originally estimated, the Company would accelerate the rate of amortization and amortize the remaining carrying value over the new shorter useful life. The Company evaluates the carrying value of indefinite-lived intangible assets on an annual basis, and an impairment charge would be recognized to the extent that the carrying amount of such assets exceeds their estimated fair value.

Stock Compensation Expense

The Company measures its stock-based awards made to employees based on the estimated fair values of the awards as of the grant date. For stock option awards, the Company uses the Black-Scholes option-pricing model. For restricted stock awards, the estimated fair value is generally the fair market value of the underlying stock on the grant date. Stock-based compensation expense is recognized over the requisite service period and is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. The Company recognizes forfeitures of stock-based awards as they occur on a prospective basis.

F-21

SHARPS TECHNOLOGY, INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (unaudited)

2.	Summary of Significant Accounting Policies (continued)

Stock Compensation Expense (continued)

Stock-based compensation expense for awards granted to non-employees as consideration for services received is measured on the date of performance at the fair value of the consideration received or the fair value of the equity instruments issued, whichever can be more reliably measured. Compensation expense for awards granted to non-employees is periodically remeasured as the underlying awards vest.

Basic and Diluted Loss Per Share

The Company computes net loss per share in accordance with ASC 260, Earnings per Share. ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the statement of operations and comprehensive loss. Basic EPS is computed by dividing net income (loss) available to common stockholders (numerator) by the weighted average number of shares outstanding (denominator) during the year. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Income Taxes

The Company must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are used in the calculation of tax credits, tax benefits, tax deductions, and in the calculation of certain deferred taxes and tax liabilities. Significant changes to these estimates may result in an increase or decrease to the Company’s tax provision in a subsequent period.

The provision for income taxes was comprised of the Company’s current tax liability and changes in deferred income tax assets and liabilities. The calculation of the current tax liability involves dealing with uncertainties in the application of complex tax laws and regulations and in determining the liability for tax positions, if any, taken on the Company’s tax returns in accordance with authoritative guidance on accounting for uncertainty in income taxes. Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities. The Company must assess the likelihood that it will be able to recover the Company’s deferred tax assets. If recovery is not likely on a more-likely-than-not basis, the Company must increase its provision for income taxes by recording a valuation allowance against the deferred tax assets that it estimates will not ultimately be recoverable. However, should there be a change in the Company’s ability to recover its deferred tax assets, the provision for income taxes would fluctuate in the period of such change.

Research and Development Costs

Research and development costs are expensed as incurred.

Advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. Such amounts are recognized as an expense as the related goods are delivered or the services are performed.

F-22

SHARPS TECHNOLOGY, INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (unaudited)

2.	Summary of Significant Accounting Policies (continued)

Contingencies

From time to time, the Company may be involved in legal and administrative proceedings and claims of various types. The Company records a liability in its financial statements for these matters when a loss is known or considered probable, and the amount can be reasonably estimated. Management reviews these estimates in each accounting period as additional information becomes known and adjusts the loss provision when appropriate. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in the consolidated financial statements. If a loss is probable but the amount of loss cannot be reasonably estimated, the Company discloses the loss contingency and an estimate of possible loss or range of loss (unless such an estimate cannot be made). The Company does not recognize gain contingencies until they are realized. Legal costs incurred in connection with loss contingencies are expensed as incurred.

3.	Recent Accounting Pronouncements

Adoptions of New Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions and amends certain requirements in the existing income tax guidance to ease accounting requirements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, and must be applied on a retrospective basis. Upon the adoption of this standard there has been no impact to the Company’s financial statements.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASC Topic 848, Reference Rate Reform. ASC Topic 848 provides relief for impacted areas as it relates to impending reference rate reform. ASC Topic 848 contains optional expedients and exceptions for applying GAAP to debt arrangements, contracts, hedging relationships, and other areas or transactions that are impacted by reference rate reform. This guidance is effective upon issuance for all entities and elections of certain optional expedients are required to apply the provisions of the guidance.

On August 5, 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. ASU 2020-06 simplifies the guidance in U.S. GAAP on the issuer’s accounting for convertible debt instruments, requires entities to provide expanded disclosures about “the terms and features of convertible instruments” and how the instruments have been reported in the entity’s financial statements. It also removes from ASC 815-40-25-10 certain conditions for equity classification and amends certain guidance in ASC 260, Earnings per Share, on the computation of EPS for convertible instruments and contracts on an entity’s own equity. An entity can use either a full or modified retrospective approach to adopt the ASU’s guidance. The ASU’s amendments are effective for smaller public business entities fiscal years beginning after December 15, 2023. The Company continues to assess all potential impact of the standard and will disclose the nature and reason for any elections that the Company makes.

The Company does not expect the adoption of any accounting pronouncements to have a material impact on the financial statements.

F-23

SHARPS TECHNOLOGY, INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (unaudited)

4.	Fixed Assets

There were no fixed asset additions or disposals during the six months ended June 30, 2021.

Depreciation, which is included in general and administrative expenses, for the three and six months ended June 30, 2021 was $3,500.

During 2020, the Company entered into orders for tooling, machinery and equipment with a third party for approximately $1,150,000. As of December 31, 2020 the Company has made progress payments of approximately $295,600 which are recorded in Other Assets. Subsequent to December 31, 2020 and through June 30, 2021, the Company has made additional payments of $800,000 which are recorded in Other Assets.

During the six months ended June 30, 2021, the Company has made progress payments of $1,150,000 in cash and common stock for additional manufacturing machinery with a total cost of $2,250,000. In addition, in connection with the purchase order the Company issued 100,000 stock options at the market price of $2.00. The Company will receive title to the aforementioned fixed assets upon final inspection and completion of the manufacturing by the third party.

5.	Acquisition Agreement

In June 2020, the Company entered into a Share Purchase Agreement (“Agreement”) and amendments to the Agreement through July 19, 2021, collectively, the Agreements, to purchase either the stock or certain assets of a manufacturing facility for $2.5M in cash, plus additional consideration of 100,000 shares of common stock with a fair market value of $2.00 and 125,000 stock options with an exercise price of $2.00. The Agreements provided the Company various periods for due diligence and post due diligence, requirements for escrow payments of $150,000 and a closing date no later than February 28, 2022 (“Closing Date”).

As of June 30, 2021, the Company has paid $150,000 in escrow payments, which is recorded in Other Assets. The escrow payments may be forfeited upon the occurrence of any damage to the assets caused by the actions of the Company; the occurrence of any debt on the books of the seller as a result of an expense initiated by the Company; any failure by the Company to fund the Operating Costs; and any material breach by the Company of its obligations under this Agreement that causes any financial damage to either the seller or the assets. On the Closing Date, the Escrow balances will be applied to the final payment due the Sellers.

Through the Closing Date, the Agreements provide the Company with the exclusive use of the facility in exchange for payment of the facility’s operating costs. The estimated fee is $50,000 per month (“Operating Costs”), which primarily covers the facility’s operating costs, mainly comprised of the seller’s workforce costs and other recurring monthly operating costs.

The payment of the Operating Costs does not provide the Company with rights associated with a rent agreement. As a result, the payment of operating costs was concluded not to be in substance a lease agreement, and no right-of-use asset or lease liability were recognized. During the six-months ended June 30, 2021 and in 2020, the Company had incurred $300,000 and $45,000, respectively for the aforementioned Operating Costs. These costs were included in Research and Development expense in the statement of operations and comprehensive loss as the activities at the facility from inception to June 30, 2021 were related to design and testing of the Company’s products.

F-24

SHARPS TECHNOLOGY, INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (unaudited)

6.	Stockholders’ Equity

Capital Structure

On December 11, 2017, the Company was incorporated in Wyoming with 20,000,000 shares of common stock authorized with a $0.0001 par value. Effective, April 18, 2019, the Company’s authorized common stock was increased to 50,000,000 shares of common stock. The articles of incorporation also authorized 10,000 preferred shares with a $0.001 par value.

Common Stock

During the six months ended June 30, 2021, the Company raised $1,660,000 through the sale of 830,000 shares of common stock through a private placement. The subscription price per share was $2.00. In addition, the Company issued 250,000 shares with an estimated fair value of $500,000 to a vendor for engineering and design services provided for equipment and for partial payments for equipment begin manufactured (see Note 4)

7.	Preferred Stock

In February 2018, the Company Board of Directors issued one share of Series A Preferred Stock to Alan Blackman, the Company’s co-founder and Director. The Series A Preferred Stock entitles the holder to vote 50.1% on any matters related to the election of directors. The Series A Preferred Stock has no right to dividends, or distributions in the event of a liquidation and is not convertible into common stock.

8.	Stock Options

A summary of option activity during the six-months ended June 30, 2021, is presented below:

	Shares	Weighted Average Exercise Price
Outstanding, December 31, 2020	2,775,000	$1.04
Granted	470,000	2.00

Outstanding, June 30, 2021	3,245,000	$1.18

Exercisable, June 30, 2021	2,312,318	$1.00

During the six months ended June 30, 2021, the estimated weighted-average grant-date fair value of options granted was $1.22 per share, respectively. As of June 30, 2021, there was $610,479 of unrecognized stock-based compensation related to unvested stock options, which is expected to be recognized over a weighted-average period of 35 months.

F-25

SHARPS TECHNOLOGY, INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (unaudited)

8.	Stock Options (continued)

The following table summarizes information about options outstanding at June 30, 2021:

Exercise Prices	Shares Outstanding	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life	Shares Exercisable	Aggregate Intrinsic Value
$0.50	440,000	$660,000	1.77	440,000	$660,000
$0.80	730,000	$876,000	1.98	730,000	$876,000
$1.25	1,505,000	$1,128,750	3.64	912,000	$684,000
$2.00	570,000	$-	4.50	-	$-

The aggregate intrinsic values of stock options outstanding and exercisable at June 30, 2021 were calculated as the difference between the exercise price of the options and the fair value of the Company’s common stock on June 30, 2021.

For the six months ended June 30, 2021 and 2020, the Company recognized stock compensation expense of $294,003 and $167,896, respectively.

The fair value of stock option awards accounted for under ASC 718 was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions as of June 30, 2021.

Expected term (years)	1.02 to 4.50
Expected volatility	72.67% to 90.82%
Risk-free interest rate	0.16% to 1.37%
Dividend rate	0%

Expected Term—The Company’s expected term represents the period that the Company’s options granted are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term). The Company has limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants.

Expected Volatility—Since the Company does not have a trading history for its common stock, the expected volatility is estimated based on the average leveraged volatility for comparable publicly traded companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, capital structure, stage in the life cycle and industry.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

Expected Dividend—The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.

F-26

SHARPS TECHNOLOGY, INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (unaudited)

9.	Related Party Transactions and Balances

As of June 30, 2021, accounts payable and accrued liabilities include $77,000 payable to officers and directors and the Company (December 31, 2020 - $47,500). The amounts are unsecured, non-interest bearing and are due on demand.

10.	Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, require an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value.

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities. Valuations are based on quoted prices that are readily and regularly available in an active market and do no entail a significant degree of judgment.

Level 2

Level 2 applied to assets or liabilities for which there are other than Level 1 observable inputs such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market date.

Level 2 instruments require more management judgment and subjectivity as compared to Level 1 instruments. For instance: determining which instruments are most similar to the instrument being priced requires management to identify a sample of similar securities based on the coupon rates, maturity, issuer credit rating and instrument type, and subjectively select an individual security or multiple securities that are deemed most similar to the security being priced; and determining whether a market is considered active requires management judgment.

Level 3

Level 3 applied to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The determination for Level 3 instruments requires the most management judgment and subjectivity.

The Company’s financial instruments consist of cash and accounts payable. The fair value of cash is determined based on “Level 1” inputs. The Company believes that the carrying value of accounts payable approximates fair value due to their short duration.

As of June 30, 2021 and December 31, 2020, there were no assets or liabilities measured at fair value on a recurring basis presented on the Company’s balance sheet, other than cash.

11.	Commitments and Contingencies

Contingencies

At each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company is currently not involved in any litigation or other loss contingencies.

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SHARPS TECHNOLOGY, INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (unaudited)

11.	Commitments and Contingencies (continued)

Commitments

Consulting Agreements

In connection with the purchase of certain intellectual property in July 2017, Barry Berler and Alan Blackman entered into a consulting agreement whereby Barry Berler was paid a fee of $4,500 per month to perform consulting services related to the intellectual property on an as needed basis. The agreement was a five-year agreement (“Agreement”), which provided that the consulting fee increases to $5,500 per month over a two-year period. The Consulting agreement was assumed by the Company in December 2017 and services under the agreement began in April 2018. Subsequent to April 2018, the Agreement has been amended to provide for additional services being performed. Effective January 1, 2020, consulting fees were $15,000 per month. The Agreement, which expires May 31, 2024, provides for cancellation by the Company with six-months’ notice. The Agreement was further amended effective January 1, 2021 to increase consulting fees to $18,000 per month.

The Company has consulting arrangements with Board members and other parties for monthly fees. The consultants provide general business, research and development, regulatory and medical advisory services. The arrangements provide for cancellation by the Company with up to three months’ notice.

Royalty Agreement

In connection with the purchase of certain intellectual property in July 2017, Barry Berler and Alan Blackman entered into a royalty agreement which provides that Barry Berler will be entitled to a royalty of four percent (4%) of net sales derived from the use, sale, lease, rent and export of products related to the intellectual property. The royalty continues until the patent expires or is no longer used in the Company’s product. The royalty agreement was assumed by the Company in December 2017.

In September 2018, the Royalty Agreement was amended to reduce the royalty to 2% and further provided for a single payment of $500,000 to Barry Berler within three years in return for cancellation of all further royalty obligations of the Company. In May 2019, the Royalty Agreement was further amended to change the payment date to on or before May 31, 2021 or during the term of the amended Royalty Agreement should the Company be acquired or a controlling interest be acquired.

12.	Subsequent Events

The Company has evaluated subsequent events through November 19, 2021, which is the date the financial statements were available to be issued.

Fixed Assets

During the period July 1, 2021 to November 19, 2021, the Company made an additional payment on machinery of $400,000 (see Note 4).

Stock Issuance

During the period from July 1, 2021 to November 19, 2021, the Company completed stock subscriptions for 843,215 shares of common stock at $2.00 per share for cash proceeds of $1,501,347 and subscriptions receivable of $185,083 payable by December 31, 2021.

Stock Options

During the period from July 1, 2021 to November 19, 2021, the Company granted 1,224,925 stock options, including 400,000 stock options grants under the employment agreement below and 125,000 stock options relating to the Asset Purchase agreement (see Note 5), with an exercise price of $2.00.

Employment Agreement

The Company entered into an employment agreement with its Chief Executive Officer on September 9, 2021. The agreement is cancellable by either party with sixty-days’ notice. The agreement provides for annual compensation of $270,000 plus bonus compensation for achieving stated revenue targets. In addition, the agreement provides for 400,000 stock options at $2.00 per share with 25% vesting on the agreement date and the balance over thirty-six months. If a change in control occurs, as specified, vesting is accelerated.

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Units

PROSPECTUS

Aegis Capital Corp.

, 2021

Until and including                   , 2022 (25 days after the date of this prospectus), all dealers effecting transactions in our securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*
Total	$	*

* To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

The Wyoming Business Corporation Act, or WBCA, provides that a corporation shall indemnify its directors and any officers who are not directors, who were wholly successful, on the merits or otherwise, in the defense of any proceeding to which such person was a party because he or she was a director (or officer) of the corporation against reasonable expenses incurred by the person in connection with the proceeding.

The WBCA also provides that a corporation may indemnify an individual who is a party to a proceeding because the individual is a director against liability incurred in the proceeding if:

(i) (A) The director conducted himself or herself in good faith; and

(B) He or she reasonably believed that his or her conduct was in or at least not opposed to the corporation’s best interests; and

(C) In the case of any criminal proceeding, the director had no reasonable cause to believe his or her conduct was unlawful; or

(ii) The director engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the corporation’s articles of incorporation (provided that the Company’s Articles of Incorporation do not include any provisions relating to indemnification).

Additionally, the termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described above.

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However, unless ordered by a court, a corporation may not indemnify a director:

(i) In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the standard of conduct above; or

(ii) In connection with any proceeding with respect to conduct for which he or she was adjudged liable on the basis that he or she received a financial benefit to which he or she was not entitled, whether or not involving action in the director’s capacity.

Under the WBCA, a corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the expenses incurred in connection with the proceeding by an individual who is a party to a proceeding because that individual is a member of the Board of Directors under certain circumstances.

Additionally, under the WBCA, a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation:

(i) To the same extent as a director; and

(ii) If he or she is an officer but not a director, to such further extent as may be provided by the articles of incorporation, the Bylaws, a resolution of the Board of Directors or contract, except for:

(A) Liability in connection with a proceeding by or in the right of the corporation other than for expenses incurred in connection with the proceeding; or

(B) Liability arising out of conduct that constitutes:

(I) Receipt by the officer of a financial benefit to which he or she is not entitled;

(II) An intentional infliction of harm on the corporation or the stockholders; or

(III) An intentional violation of criminal law.

A corporation may also indemnify and advance expenses to a current or former officer, employee or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, Bylaws, general or specific action of its Board of Directors or contract.

The Company’s bylaws provide that we will indemnify all current or former directors or officers against any expenses actually or necessarily incurred by them in connection with the defense or settlement of any action, suit or proceeding brought or threatened in which they are or might be made party by reason of being or having been directors of officers of the Company. This indemnification will not apply to any matter as to which such director or officer or former director or officer is adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Registrant’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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Item 15. Recent Sale of Unregistered Securities

In 2019, the Company sold 1,486,000 shares of common stock to investors at an average purchase price of $1.22 per share.

In 2019, the issued 50,000 shares of common stock for services relating to research and development.

In 2019, the Company granted options to purchase 470,000 shares of common stock at a weighted average exercise price of $1.25, as compensation.

In 2020, the Company sold 2,342,500 shares of common stock to investors at an average purchase price of $1.46 per share.

In 2020, the Company granted options to purchase 935,000 shares of common stock at a weighted average exercise price of $1.33.

During the six months ended June 30, 2021, the Company sold 830,000 shares of common stock to accredited investors at a purchase price of $2.00 per share. In addition, the Company issued 250,000 shares to a vendor for engineering and design services provided for equipment and for partial payments and 100,000 shares related to an acquisition.

Between July 1, 2021 and November 19, 2021, the Company sold an aggregate of 843,215 shares of common stock to accredited investors for a purchase price of $2.00 per share.

During the period from July 1, 2021 to November 19, 2021, the Company granted options to purchase 1,224,925 shares of common stock, including 400,000 options pursuant to an employment agreement and 125,000 options pursuant to an asset purchase agreement, with an exercise price of $2.00.

During the six months ended June 30, 2021, the Company granted options to purchase 470,000 shares of common stock as compensation at an exercise price of $2.00.

The offers, sales, and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering, or in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Articles of Incorporation of Registrant
3.2*	Amended and Restated Certificate of Designation of Series A Preferred Stock
3.3*	Bylaws of Registrant
5.1*	Legal Opinion of __________
10.1*	Asset/Share Purchase Agreement, dated June 10, 2020, among the Company, Safegard Medical (Hungary) Ktf,, Numan Holding Ltd, Cortrus Services SA and Latitude Investments Limited
10.2*	Amendment No. 1 to Asset/Share Purchase Agreement, dated June 24, 2020
10.3*	Amendment No. 2 to Asset/Share Purchase Agreement, dated August 27, 2020
10.4*	Amendment No. 3 to Asset/Share Purchase Agreement, dated October 28, 2020
10.5*	Amendment No. 4 to Asset/Share Purchase Agreement, dated July 19, 2021
10.6*	Letter, dated September 23, 2021, from Numan Holding Ltd
10.7*	Employment Agreement, dated September 9, 2021, between the Company and Robert Hayes
10.8*	Consulting Agreement between the Company and Alan Blackman
10.9*	Amended Consulting Agreement, dated May 28, 2019, between the Company and Barry Berler
10.10*	Royalty Agreement, dated July 11, 2017, between Alan Blackman and Barry Berler
10.11*	Amendment to Royalty Agreement, dated September 4, 2018
10.12*	Consulting Agreement, dated January 1, 2021, between the Company and Berry Berler
10.13*	Form of Warrant for this offering
23.1*	Consent of Manning Elliott LLP
23.2*	Consent of _____________ (included in Exhibit 5.1)
24.1*	Power of Attorney (Included in the signature page hereto)

* To be filed by amendment

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Melville, State of New York, on the ___ day of __________, 2021.

SHARPS TECHNOLOGY INC

By:
Robert M. Hayes
Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert M. Hayes and Andrew R. Crescenzo, and each one of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director	, 2021
Robert M. Hayes	(Principal Executive Officer)

	Chief Financial Officer	, 2021
Andrew R. Crescenzo	(Principal Financial and Accounting Officer)

	Co-Chairman, Chief Investment Officer and Chief Operating Officer	, 2021
Alan R. Blackman

	Co-Chairman	, 2021
Dr Soren Bo Christiansen

	Director	, 2021
Paul K. Danner

	Director	, 2021
Timothy J. Ruemler

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